

Brooke Corporation

2002 annual report



ROBERT D. ORR, CEO AND FOUNDER OF BROOKE CORPORATION

TABLE OF CONTENTS

Dear Stockholders:

According to an annual survey in Business Insurance's July 22, 2002 issue, our company was the 82nd largest insurance agency in the United States and one of the fastest growing. Our total revenues increased 65% in 2002 to more than $40,000,000 from approximately $24,000,000 in 2001. Net annual earnings increased 108% to $1,449,875 from $695,408 and net earnings per share were up 82% to $1.66 in 2002 from $.91. Our 2002 return on beginning stockholders equity was approximately 300%.

In 2002, our company matured into an organization that is better equipped to manage the significant increase in our revenues by making the following changes: 1) redefining our organizational structure, 2) improving key internal controls, 3) improving core operations, 4) increasing shareholder value and 5) strengthening compliance and corporate governance. My biggest challenge in 2002 was implementing those changes required for our organization to "grow up" without making our company too bureaucratic and, as a result, dampening the enthusiasm and ambition that is the essence of our company.

Redefining Organizational Structure. We redefined our organization in 2002 to provide more management accountability and corporate autonomy. As a result of this redefinition, all of our company's revenues are generated by one of three primary subsidiaries: Brooke Franchise Corporation, Brooke Credit Corporation and CJD & Associates. Each primary subsidiary has specific revenue and profit objectives. Each also has separate boards of directors, separate officers, separate employees and separate business purposes. The redefinition of our organization only works if we employ very capable, disciplined and innovative leaders as presidents of the respective primary subsidiaries. Based upon their track records, I am confident that Shawn Lowry (Brooke Franchise Corporation), Michael Lowry (Brooke Credit Corporation) and Michael Hess (CJD & Associates) are leaders with these attributes.

Improving Internal Controls. As a result of our company's rapid growth, our internal control and accounting systems required modification. During 2002, our processing and programming crews spent many long days upgrading accounting and cash management systems. The required design, programming, testing and implementation of these systems was a major project for our processing center staff. Also during 2002, we moved into a new state of the art processing center facility with more office space, efficient design and improved security. Chief financial officer and processing center manager Leland Orr spearheaded these important projects.

Improving Operations. In September of 2002, I hosted a summit of the top 50 managers in our company. The meeting theme was "growing up" and the purpose was to analyze and, if necessary update, our company's plans, procedures and training programs. My goal was to help ensure that our company is sufficiently mature to manage a rapidly expanding organization. I was very pleased with the results and we are planning another summit for the fall of 2003.

Increasing Shareholder Value. In 2002, we "cleared comments" from the Securities and Exchange Commission and thereafter qualified to have prices for our common stock quoted on The OTC Bulletin Board® (OTCBB) under the stock symbol of BOKE. This provided additional liquidity for our investors. Corporate Vice President Kyle Garst worked tirelessly on a number of projects to increase shareholder value.

Strengthening Compliance. Perhaps most indicative of our commitment to legal and regulatory compliance was the 2002 expansion of our in-house legal staff to four full time attorneys. During 2002, the legal department developed a franchise offering circular for agents that specialize in financial services sales and modified the existing offering circular for agents that specialize in property and casualty insurance sales. With the enactment of Sarbanes-Oxley in 2002, our legal department has dedicated countless hours to strengthening corporate governance. General Counsel Anita Larson is one of our most valuable executives and her legal team is important to our company's maturation.

What we did not change in 2002 is as important as what we did change. We enjoyed significant revenue growth in 2002 because we continued to sell our successful product lines (franchise, facilitator and brokerage services) to the same target market (insurance agents).

Target Market Unchanged. In 2002, we continued our unwavering commitment to local business owners. We believe that "local entrepreneurs" define the way that many services, including financial services, will be sold. Local entrepreneurs is a term that we borrowed from a Daimler Chrysler executive who used the term to describe the distribution of automobiles by local business owners with personal customer relationships. Although we typically sell intangible services instead of tangible automobiles, this term also describes the entrepreneurs that sell insurance as agents for our company. In the property and casualty insurance industry, these agent entrepreneurs are usually referred to as "vested producers" but we do not think that this term adequately conveys the esteem that we hold for agent entrepreneurs, so we prefer the term "franchise agents". Much like a "franchise player" in professional sports, our franchise agents are stars in their local communities.

Product Line Unchanged. Although enhanced during 2002, our company's three product lines remain unchanged: 1) master agent services, or those activities primarily associated with franchising, 2) facilitator services, or those activities primarily associated with the transfer of agency ownership, 3) and brokerage services, or those activities primarily associated with the sale of insurance on a wholesale basis. Although the redefinition of our organization has changed the way that some of these product lines are sold, the product lines remain basically unchanged. We have experienced continued and significant demand for these product lines, so I do not expect any substantive changes in future years. However, I do expect to extend our existing product lines to businesses other than insurance agencies, even though there appears to be significant future demand for our products by property and casualty insurance agents. It is important to note that our franchise services product line is the underpinning for all that our company does. However it is our facilitator services product line that is the most important factor in our profitability because facilitator profit margins are much greater than the franchise profit margins.

The things that we changed, and did not change, in the year of 2002 have laid the foundation for future success. Although we may further define our target market and extend our product lines in 2003, we expect continued revenue growth so there is little reason to change a marketing formula that has been successful. The maturing of our organization in 2002 makes us more capable of managing this anticipated growth. I feel that we are well positioned for a prosperous year in 2003 under the leadership of people like Shawn, Mick, Mike, Leland, Kyle and Anita. Thanks to all of our dedicated employees for making 2002 successful and thanks to you for your continuing support.

Robert D. Orr
Chairman and Chief Executive Officer


BROOKE

Brooke Corporation

With the redefinition of our organization in 2002, the role of Brooke Corporation changed from that of an operating entity that generates revenues to that of a parent that supports its primary subsidiaries through which operations are conducted that now generate virtually all of our organization's revenues. Brooke Corporation's activities include accounting, auditing, human resources, legal and other similar responsibilities often associated with corporate activities. Brooke Corporation also allocates capital to its primary subsidiaries and monitors the return on its investment with more extensive budgeting and personnel analysis.


Total Employees
82
141
152
227
1999
2000
2001
2002



2000 REVENUES


Loans & Consulting
$306,690
Commissions
$13,751,080

2001 REVENUES


Consulting
$2,716,053
Loans
$925,936
Commissions
$20,895,232

2002 REVENUES


Consulting
$6,147,630
Loans
$3,499,388


Other
$208,512
Commissions
$30,539,743

Brooke Franchise Corporation

With our emphasis on providing local entrepreneurs a blueprint for success, it is not surprising that regulators would consider our Master Agent program a franchise and require the corresponding regulatory disclosures. Classification as a franchise allows us to be compared to different types of franchises in different kinds of industries. Entrepreneur Magazine ranks the top 500 franchises in the country each year and our ranking jumped to 103rd in 2002 from 278th in 2001. This is a significant distinction because we have been compared to large and formidable franchisors in businesses as diverse as hotels, restaurants, car rentals and auto service. During 2002, we renamed this subsidiary "Brooke Franchise Corporation" to better describe our business activities using a word (franchise) that is familiar to most investors. Additionally, we designated Brooke Franchise Corporation as a primary subsidiary with its own separate board, officers and employees.

Brooke Franchise Corporation represents the nucleus of what we do. The regional office and service center network of Brooke Franchise Corporation is managed by regional vice presidents. This network provides the framework for delivery of the Master Agent services provided as part of the franchise product line and the consulting services provided as part of the facilitator product line. Agency business consulting is the most important of our consulting activities and our most capable deal makers are assigned to this activity. Total revenues from insurance commissions increased to $30,539,743 in 2002 from $20,895,232 and total revenues from consulting and similar related services increased to $6,147,630 in 2002 from $2,716,053.

Our Master Agent services have been typically tailored to fit those agents specializing in the sale of property casualty insurance. During 2002, Brooke Franchise Corporation developed a separate set of Master Agent services to accommodate agents specializing in financial services.

Brooke Agent Locations


70
79
96
105
163
1998
1999
2000
2001
2002


Retail Insurance Commissions
$27,966,137
$20,895,232
$13,751,080
$8,754,733
$7,437,626
1998
1999
2000
2001
2002

Brooke Credit Corporation funds loans by selling participating interests to lenders. As such, the continued availability of credit is dependent on Brooke Credit Corporation carefully underwriting and monitoring credit quality. Most of Brooke Credit Corporation's loan portfolio is invested in loans to Brooke Franchise Corporation's agents. Because of Brooke Franchise Corporation's expertise in operating and managing insurance agencies, Brooke Credit Corporation can generally identify and fix problems sooner than other lenders. Also, with Brooke Franchise Corporation's

Brooke Credit Corporation

Brooke Credit Corporation is one of our primary subsidiaries (with its own separate board, officers and employees) and makes credit available to franchise agents to acquire and operate agencies. **Credit availability is the primary reason for the significant growth in our commission and consulting revenues in 2002.** As such, increases in loan related revenues roughly correspond to increases in commissions and consulting revenues. Total revenues from loan interest income and gains on sale of loans increased to $3,499,388 in 2002 from $925,936.


Loan portfolio
$60,353,368
$37,943,469
$21,250,815
$10,675,271
$5,351,315
1998
1999
2000
2001
2002



Brooke Credit Corporation continued...

industry contacts, Brooke Credit Corporation can generally liquidate agency collateral faster and at higher prices than other lenders. The result has been a relatively low historical level of loan losses.

During 2002, Brooke Credit Corporation worked with Standard & Poors Rating Agency as it began to develop a new class of asset backed securities for insurance agency loans. This new asset class is being developed using the collateral preservation tools created by Brooke Credit Corporation for insurance agency franchisors like Brooke Franchise Corporation.

When finalized, the resulting program for S&P rating will allow Brooke Credit Corporation to sell a unique "rated" participation interest to lenders.

Brooke Credit Corporation has sometimes made loans to business owners for which collateral preservation is not provided by Brooke Franchise Corporation or another franchisor. However, Brooke Credit Corporation has focused, and plans to continue to focus, on lending to service related franchisees where it can benefit from the business experience and collateral preservation assistance of a franchisor.



CJD & Associates, LLC

The newest of our three primary subsidiaries is CJD & Associates which we acquired in July of 2002. With this acquisition, we expect commissions from insurance brokerage sales to become a more significant part of our overall revenues. CJD & Associates, under the trade name of Davidson-Babcock, manages an insurance program for medical equipment dealers and writes excess surplus lines insurance for franchise agents and others. During 2002, CJD & Associates submitted applications to the Bermuda government to incorporate two captive insurance companies.



CJD & Associates, LLC, continued...

One company is to be incorporated for the purpose of underwriting, as a reinsurer, a small portion of the insurance written by its agents and the other company is to be incorporated for the purpose of insuring a portion of our franchise agent's professional (errors and omissions) liability exposure.

Wholesale Insurance Commissions


$1,359,265
$1,851,265
$1,957,020
$1,359,265
$4,688,363
1998
1999
2000
2001
2002

Active CJD Brokers


231
295
387
411
593
1998
1999
2000
2001
2002



FINANCIAL REVIEW TABLE OF CONTENTS

General

Although the Company plans to eventually market its franchise, brokerage and facilitator services to entrepreneurs engaged in other businesses, currently virtually all of the Company's business activity originates from the sale of Master Agent services as part of its franchise program and results in revenues from agent insurance sales, lending to insurance agents and consulting with insurance agents. Management has organized a portion of its discussion and analysis into three segments: (1) an insurance franchise, or Master Agent, segment which discusses the Company's retail insurance activities; (2) an insurance brokerage segment which discusses the Company's wholesale insurance activities; and (3) a facilitator segment which discusses the Company's insurance lending and consulting activities.

Most of the Company's revenues are from commissions paid to one of the Company's insurance agency subsidiaries by insurance companies for the sale of insurance policies on a retail basis through exclusive franchise agents or on a wholesale basis through non-exclusive broker agents. Commission revenues typically represent a percentage of insurance premiums paid by policyholders. Premium amounts and commission percentage rates are established by insurance companies, so the Company has little or no control of the commission amount generated from the sale of a specific insurance policy. The Company primarily relies on the recruitment of additional franchise agents and broker agents to increase commission revenue.

The Company's finance subsidiary, Brooke Credit Corporation, generates most of its revenues from interest margins resulting from the origination of loans to the Company's insurance agents and from gains on the sale of insurance agent loan participations. Brooke Credit Corporation funds its loan portfolio primarily through the sale of loan participation interests to other lenders.

The Company's consulting subsidiaries generate most of their revenues from consulting with agency buyers during the first months of agency ownership and consulting with agency sellers on the sale of their insurance agencies.

At December 31, 2002, the Company accrued a liability for estimated commissions due to its producers in order to better match commission revenues with corresponding commission expenses. Because an accrual for this liability had not been made in previous accounting periods, adjustments were made for the accounting periods ending December 31, 2001 and 2000. Although recording this liability did not affect previously reported 2001 net earnings, it did result in a $360,897 reduction in the net earnings previously reported for 2000. Footnote number 18 to the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2002 provides additional information on the related prior period adjustments.

Results of Operations

The Company's consolidated results of operations have been significantly impacted by the Company's expansion of territory and personnel in recent years. Revenues are expected to continue to increase in 2003 as a result of the foregoing.

The Company incurred a net profit of $1,449,875 or $1.66 per share in 2002, compared to a net profit in 2001 of $695,408 or $.91 per share and a net loss in 2000 of $848,195 or $1.23 per share. Net profits have increased primarily because an increasing share of the Company's revenues result from the sale of consulting and lending services which typically have larger profit margins than those generated by the Company's insurance activities..

Total Company operating revenues increased to $40,395,273 in 2002 from $24,494,157 in 2001 and $14,057,770 in 2000. This represents an increase in total operating revenues of approximately 64.9% in 2002, approximately 74.2% in 2001 and approximately 53.8% in 2000. The increase in 2002 operating revenues is primarily attributable to an increase in insurance commissions. However, fees from consulting and other facilitator activities also increased significantly. This increase is primarily the result of the Company's continued expansion of its insurance agency operations.

Payroll expenses also increased primarily as a result of the Company's expansion of its insurance agency operations, the opening of additional service centers and the recent acquisition of CJD & Associates. Footnote number 13 to the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2002 provides additional information on the CJD & Associates acquisition. Payroll expenses increased $2,901,885 in 2002, $1,355,098 in 2001 and $921,536 in 2000. This represents an increase in payroll expenses of approximately 70.6% in 2002, approximately 49.1% in 2001 and approximately 50.2% in 2000. Payroll expenses, as a percentage of total operating revenue, increased to approximately 17.4% in 2002 from approximately 16.8% in 2001 and decreased from approximately 19.6% in 2000.

Other operating expenses also increased primarily as a result of the Company's expansion of its insurance agency operations, the opening of additional service centers and the recent acquisition of CJD & Associates. Other operating expenses increased $2,279,524 in 2002, increased $532,322 in 2001 and increased $485,461 in 2000. This represents an increase in operating expenses of approximately 114.5% in 2002, approximately 36.5% in 2001 and approximately 49.9% in 2000. Other operating expenses, as a percentage of total operating revenue, were approximately 10.6% in 2002, approximately 8.1% in 2001 and approximately 10.4% in 2000.

Bond interest expense incurred by the Company's finance company subsidiary, Brooke Credit Corporation, is considered by the Company to be an operating expense because these funds are used to partially fund the Company's lending activities. Bond interest expense increased $152,985 in 2002, increased $159,431 in 2001 and increased $40,416 in 2000. This represents an increase in bond interest expenses of approximately 44.5% in 2002, approximately 86.5% in 2001 and approximately 28.1% in 2000. The increase is primarily attributable to the sale of additional bonds by the Company's finance company's subsidiary, Brooke Credit Corporation.

Interest expenses, other than bond interest expense, are considered by the Company to be non-operating expense. Interest expense increased $82,656 in 2002, decreased $31,170 in 2001 and increased $23,980 in 2000. This represents an increase in interest expenses of approximately 48.7% in 2002, a decrease of approximately 15.5% in 2001 and an increase of approximately 13.6% in 2000. This interest expense comparison excludes participating interest expense paid by the Company's finance company subsidiary, Brooke Credit Corporation because all such interest is recorded as a reduction from interest income. Interest expense increased more in 2002 than in prior years primarily as a result of increased notes payable balances to agency sellers.

The following tables provide information regarding quarterly fluctuations during 2002 and 2001 in the Company's Notes Receivables, Notes Participation, Notes Payables and Bonds & Debentures Payables principal balances and in the corresponding weighted interest rates.

Notes Receivables Balances and Weighted Interest Rates

	2002 Principal	2002 Weighted Rate	2001 Principal	2001 Weighted Rate
1st Quarter	$44,624,455	8.66%	$24,659,364	12.43%
2nd Quarter	$47,068,649	8.93%	$30,097,209	12.08%
3rd Quarter	$50,529,294	8.71%	$34,606,346	11.74%
4th Quarter	$60,353,368	8.70%	$37,943,469	11.46%

Notes Participations Balances and Weighted Interest Rates

	2002 Principal	2002 Weighted Rate	2001 Principal	2001 Weighted Rate
1st Quarter	$41,118,345	7.49%	$24,185,280	11.84%
2nd Quarter	$44,547,039	7.87%	$29,653,127	11.44%
3rd Quarter	$49,038,830	8.05%	$33,521,508	11.01%
4th Quarter	$59,516,316	8.49%	$34,922,295	10.37%

Notes Payables Balances and Weighted Interest Rates

	2002 Principal	2002 Weighted Rate	2001 Principal	2001 Weighted Rate
1st Quarter	$6,384,691	3.45%	$2,522,639	5.363%
2nd Quarter	$7,125,008	4.96%	$3,540,334	5.660%
3rd Quarter	$4,561,190	5.01%	$4,984,001	5.535%
4th Quarter	$6,384,738	5.79%	$5,785,058	4.930%

Bonds & Debentures Payables Balances and Weighted Interest Rates

	2002 Principal	2002 Weighted Rate	2001 Principal	2001 Weighted Rate
1st Quarter	$5,385,000	9.218%	$2,825,000	9.849%
2nd Quarter	$5,385,000	9.218%	$3,555,000	9.701%
3rd Quarter	$5,385,000	9.218%	$4,045,000	9.495%
4th Quarter	$6,490,000	9.077%	$5,780,000	9.384%

Amortization expense increased $306,356 in 2002, increased $79,321 in 2001 and increased $431 in 2000. This represents an increase in amortization expenses of approximately 153.6% in 2002, approximately 66.0% in 2001 and a relatively insignificant increase in 2000. Amortization expenses increased more in 2002 than in prior years primarily as a result of the Company's acquisition of CJD & Associates. Amortization expenses have also increased in 2002 as a result of the Company's reclassification of its investment in Brooke Life and Health, Inc. and amortization of the Company's servicing asset. Depreciation expense increased $62,240 in 2002, decreased $44,442 in 2001 and increased $25,590 in 2000. This represents an increase in depreciation expenses of approximately 25.8% in 2002, a decrease of approximately 15.6% in 2001 and an increase of approximately 9.8% in 2000. Depreciation expense increased in 2002 as a result of the Company acquisition of CJD and Associates, L.L.C. and the acquisition/renovation of the Company's processing center facility in Phillipsburg, Kansas.

The accounts and notes receivable asset category is comprised of customer receivable balances, notes receivable balances and accrued interest on notes receivables. Customer receivables were $7,970,282, $4,327,544 and $2,331,352 on December 31, 2002, 2001 and 2000, respectively. This represents an increase in customer receivables of approximately 84.2% in 2002, 85.6% in 2001 and 123.1% in 2000. Customer receivables increased primarily because total revenues increased, however customer receivables have increased at a faster rate than Company's revenues primarily as a result of an increase of agency bill policies. Notes receivables were $837,052, $3,021,174 and $177,827 on December 31, 2002, 2001 and 2000, respectively. This represents a decrease in notes receivables of approximately 72.3% in 2002, an increase of approximately 1,598.9% in 2001 and a decrease of approximately 45.8% in 2000. Notes receivables balances vary, sometimes significantly, from year to year as the result of management's decision to temporarily retain more, or less, loans in its "held for sale" portfolio based on the funds available to the Company. Accrued interest was $429,211, $461,970 and $195,638 on December 31, 2002, 2001 and 2000, respectively. This represents a decrease in accrued interest of approximately 7.1% in 2002, an increase of approximately 136.1% in 2001 and an increase of approximately 52.7% in 2000. Accrued interest decreased in 2002 primarily as a result of lower interest rates. Although a loss allowance was made for the Company's long-term loss exposure related to its recourse liability on loans sold to participating lenders, no loss allowance has been made for the Company's accounts and notes receivables because these assets have a short term exposure to loss and the Company has experienced minimal credit losses. All of the Company's notes receivables are held for sale and typically sold within a short period of time. Most of the Company's accounts receivables are agent obligations that are paid at the next monthly statement settlement so accounts receivables are typically paid within 30 days.

Other receivables were $2,220,619, $879,072 and $196,928 on December 31, 2002, 2001 and 2000, respectively. This represents an increase in other receivables of approximately 152.6% in 2002, 346.4% in 2001 and 2.3% in 2000. Agent advances comprise the largest part of the other receivables asset category and recent increases are primarily attributable to the increased level of agent advances that are due more than 30 days from the date of the advance and therefore not included in agents' monthly statement balances that must be paid to the Company each month. The due date for these advances is extended beyond 30 days because these advances are typically repaid from receipts that have been delayed. The most common source of delayed receipts is the delayed payment of commissions by insurance companies during the transition period when an agency is first purchased and the increased level of agency acquisitions by agents is the primary reason for the increased level of delayed receipts.

Deposits were $58,141, $0 and $0 on December 31, 2002, 2001 and 2000, respectively. The deposit asset category had a balance in 2002 primarily as a result of the Company making earnest money deposits to purchase additional insurance agency inventory.

Prepaid expenses were $503,899, $328,912 and $147,642 on December 31, 2002, 2001 and 2000, respectively. This represents an increase in prepaid expenses of approximately 53.2% in 2002, an increase of approximately 122.8% in 2001 and an increase of approximately 63.1% in 2000. The prepaid expense asset category is primarily comprised of expenses attributable to the Company's public offering and sale of bonds and debentures that are amortized over a period ending at bond or debenture maturity. Fees for professional expenses associated with the development of a securitization program for the sale of "rated loan participations" are also included in the amount of $130,663. These fees will be amortized over a 60 month period or the estimated life of the program.

Accounts payable were $5,181,975, $2,299,366 and $1,650,675 on December 31, 2002, 2001 and 2000, respectively. This represents an increase in accounts payable of approximately 125.4% in 2002, an increase of approximately 39.3% in 2001 and a decrease of approximately 26.7% in 2000. The accounts payable liability category is comprised of producer payables, payroll payables and other accrued expenses. The increase in payables results from expansion of the Company's operations and an accrual for estimated commission expense due producers that increases as the Company's insurance commissions increases.

Premiums payable were $4,415,188, $2,256,732 and $1,966,895 on December 31, 2002, 2001 and 2000, respectively. This represents an increase in premiums payable of approximately 95.6% in 2002, an increase of approximately 14.7% in 2001 and an increase of approximately 202.6% in 2000. The premiums payable liability category is comprised of amounts due to insurance companies for premiums that are billed and collected by the Company's agents. This liability has increased primarily as a result of expansion of the Company's operations and the acquisition of CJD & Associates.

During 2002 William Tyer and Gerald Lanio agreed to cancel any debt owed to them by the Company resulting from the Company's acquisition of Interstate Insurance Group, LTD in June 2000. Messrs. Tyer and Lanio were motivated to cancel this debt because the purchase agreement structure resulted in some potential adverse income tax consequences to the sellers. As consideration for the cancellation of the remaining principal balance of $643,246 owed by the Company to Messrs. Tyer and Lanio, the Company amended Tyer's and Lanio's employment agreements to provide for bonus payments equal to 30% of the amount that Interstate Insurance Group LTD's net quarterly commissions exceed $20,691 during the period beginning on June 30, 2002 and ending June 30, 2005.

Income Taxes. The Company's effective tax rate on income was 34.0% in 2002, 34.0% in 2001 and 34.0% in 2000. The Company has recorded a deferred tax asset of $159,637 as of December 31, 2002. Based on the Company's profitability in 2002 and management's projections of continued profitability in 2003, the Company expects the deferred tax asset to be fully realized. The Company's deferred tax asset decreased as tax benefits resulting from prior period losses were used to offset current tax expense.

Analysis by Segment

The Company's three reportable segments are Insurance Franchise, Insurance Brokerage and Facilitator Services.

The Company has renamed the insurance agency segment as the Insurance Franchise segment. This segment includes discussion and analysis of the Company's sale of insurance policies and other financial services to customers through franchisees or franchise agents.

For the year ended December 31, 2002, the Company added an additional segment, named Insurance Brokerage Segment, to break out its insurance brokerage, or wholesale, activities from its insurance franchise, or retail, activities, because insurance commissions from brokerage activities are an increasingly significant part of the Company's business. For the years ended December 31, 2001 and 2000, commissions from insurance brokerage sales were not significant so all brokerage related commissions were reported in the Insurance Franchise segment for those periods.

Consulting and other fees earned by the Company are also an increasingly significant part of the Company's business. These fees (finders fees, buyers assistance plan fees, gains on sales of agencies, gains on seller debt extinguishment) are typically related to insurance agency acquisitions and were discussed in previous filings in the insurance agency segment. However, contrary to the Company's insurance activities, these fees are typically for services rendered by the Company to facilitate ownership transfers and are therefore more closely associated with the Company's lending activities which also facilitate ownership transfers. As such, the Company has renamed the lending segment as the Facilitator Services segment and included in this segment discussions and analysis on lending, consulting and similar activities.

Insurance Franchise Segment

Insurance commissions, primarily from policies sold on a retail basis through franchise agents, increased $7,070,905 in 2002, increased $7,144,152 in 2001 and increased $4,996,347 in 2000. This represents an increase in retail insurance commissions of approximately 33.8% in 2002, approximately 51.9% in 2001 and approximately 57.1% in 2000. Retail insurance commissions have increased primarily as a result of the Company's recent expansion.

Commission expense paid to franchise agents increased $7,986,759 in 2002, increased $6,184,158 in 2001 and increased $4,208,289 in 2000. This represents an increase in franchise agent commission expense of approximately 49.2% in 2002, approximately 61.6% in 2001 and approximately 72.2% in 2000. Commission expense increased because commission income increased and franchise agents are typically paid a share of commission income. Commission expense increased at a faster rate than commission income because the Company has increased the share of sales commissions paid to franchise agents. Commission expense represents approximately 86.6% of 2002 retail insurance commissions, approximately 77.6% of 2001 retail insurance commissions and approximately 69.0% of 2000 retail insurance commissions.

Profit sharing commissions, or the Company's share of insurance company profits on policies written by franchise agents, decreased $90,117 in 2002, increased $233,956 in 2001 and decreased $217,307 in 2000. This represents a decrease in profit sharing commissions of approximately 12.8% in 2002, an increase of approximately 49.7% in 2001 and approximately 31.6% in 2000. Profit sharing commissions represent approximately 2.2% of 2002 retail insurance commissions, approximately 3.4% of 2001 retail insurance commissions and approximately 3.4% of 2000 retail insurance commissions. Profit sharing commissions decreased because insurance company profits decreased on policies written by franchise agents.

Retail insurance commissions are reduced by the estimated amount of commission refunds resulting from future policy cancellations and revenue was correspondingly decreased by $30,563, $63,276 and $128,578 for 2002, 2001 and 2000 respectively. A commission refund liability has been accrued in the amounts of $327,405, $296,842 and $233,566 on December 31, 2002, 2001 and 2000, respectively. This represents an increase in the commission refund liability of approximately 10.3% in 2002, an increase of approximately 27.1% in 2001 and an increase of approximately 122.5% in 2000. The commission refund liability increased at a slower rate than commission income because the Company's cancellation rates have improved.

In previous filings the Company provided an analysis of operating profit margins from insurance operations. However, this analysis appears less relevant because the Company is willing to accept increasingly lower operating profit margins from the Insurance Franchise segment to create revenues for the Facilitator Services segment at relatively high profit margins.

Insurance Brokerage Segment

Insurance brokerage operations have become a significant part of the Company's business as a result of the Company's acquisition of CJD & Associates in 2002. Prior to 2002, commissions from insurance brokerage were not considered significant enough to warrant discussion in a separate segment and were therefore discussed in the Insurance Franchise segment. Insurance brokerage commission revenues were $2,573,606 in 2002. Insurance brokerage commission expense paid to agents was $1,148,456 in 2002 and represents approximately 44.6% of 2002 insurance brokerage commissions. Insurance brokerage profit sharing commissions were $0 in 2002.

Brokerage insurance commissions are reduced by the estimated amount of commission refunds resulting from future policy cancellations. Revenue for 2002 was correspondingly decreased by $42,972 and a commission refund liability of $106,436 was recorded on December 31, 2002.

Facilitator Services Segment

Facilitator services include agency acquisition lending, agency seller consulting, agency buyer consulting and other such services that are typically provided to entrepreneurs to facilitate business ownership.

One of the most significant of the Company's facilitator services is lending through its finance company subsidiary, Brooke Credit Corporation. Most of the Company's loans are made to franchise agents for the purpose of acquiring insurance agencies, although the Company has made an increasing amount of loans to entrepreneurs other than franchise agents. Net interest income and gross servicing income were $178,855, $74,594 and $104,949 in 2002, 2001 and 2000 respectively, resulting in an increase of approximately 139.8%, a decrease of approximately 28.9% and an increase of 521.1%, respectively. When analyzing the impact that net interest margins and gross servicing income have on the Company's overall finance company subsidiary operations, consideration should be given to amortization of the Company's servicing asset and subsequent adjustments to the Company's interest receivable asset referenced in the following discussion on loan participation sales.

Revenues of $2,762,673 and $507,670 were recorded during 2002 and 2001 respectively, to realize a gain on the sale of notes receivables from recognition of the servicing asset and interest receivable asset resulting from the sale of loan participations. The increase in revenues from gains on sales of notes receivables is primarily the result of a larger loan portfolio and the resulting loan participation sales. Prior to 2001, the Company did not record any gain on sales of notes receivables because any such amounts were not material.

As part of its finance company subsidiary's operations, the Company typically sells most of the insurance agent loans it originates to participating lenders. As such, gains or losses were recognized, loans were removed from the balance sheet and residual assets, representing the present value of future cash flows, were recorded. Loan participation sales have made a significant impact on the Company's financial condition and results of operations. The following discussion describes this impact on the Consolidated Statements of Income, Consolidated Balance Sheets and the credit quality of the off-balance sheet loans sold with recourse.

In all sales of participations in insurance agent loans, the Company retains servicing responsibilities for which it typically receives annual servicing fees ranging from .25% to 1.375% of the outstanding balance. A gain is recognized immediately upon the sale of a loan participation when the annual servicing fees exceed the cost of servicing, which is estimated at .25% of the outstanding loan balance. In those instances where annual service fees received by the Company are less than the cost of servicing, a loss is immediately recorded. The gain or loss associated with loan servicing is determined based on a present value calculation of future cash flows from servicing the underlying loans, net of prepayment assumptions. In 2002 and 2001, the net gains from loan servicing totaled $1,244,189 and $304,781 respectively which included gains from servicing benefits of $1,263,213 and $332,325 respectively and losses from servicing liabilities of $19,024 and $27,544 respectively. The increase in net gains from loan servicing benefits and servicing losses is primarily the result of a larger loan portfolio and the resulting loan participation sales.

In addition to loan servicing fees, the Company often retains interest income when participations in insurance agent loans are sold. The Company records a gain on sale for the interest benefit based on a present value calculation of future cash flows of the underlying loans. The Company's right to interest income is not subordinate to the investor's interests and the Company shares interest income with investors on a pro rata basis. Although not subordinate to investor's interests, the Company's retained interest is subject to credit and prepayment risks on the transferred financial assets. In those instances where the Company provides recourse, a reduction is recorded based on a present value calculation of future cash flows of the underlying loans. In 2002 and 2001, the net gains from interest benefits totaled $1,518,484 and $202,889 respectively which included gross gains from interest benefits of $1,752,596 and $233,500 respectively and losses from write down of retained interest asset to fair market value of $234,112 and $30,611 respectively. The increase in net gains from interest benefits is primarily the result of a larger loan portfolio and the resulting loan participation sales. Gains from servicing and interest benefits are typically non-cash gains as the Company receives cash equal to the carrying value of the loans sold. The Company has allocated the previous carrying amount between the assets sold and the corresponding retained interests, however cash in excess of the previous carrying amount is not generated by loan sales. A corresponding adjustment has been made on the Statement of Cash Flows to reconcile net income to net cash flows from operating activities.

Underlying assumptions used in the initial determination of future cash flows on the participation loans accounted for as sales include the following:

	Agency Loans (Adjustable Rate Stratum)	Agency Loans (Fixed-Rate Stratum)
Prepayment speed*	10%	8%
Weighted average life	104.6 months	64.9 months
Expected credit losses*	5%	1.5%
Discount Rate*	8.5%	8.5%

*Annual rates

Gain-on-sale accounting requires management to make assumptions regarding prepayment speeds and credit losses for the participated loans. The performances of these loans are extensively monitored, and adjustments to these assumptions will be made if necessary.

The impact from the sale of loan participations can be seen in several areas of the Company's balance sheet. The most significant has been the removal of loans that the Company continues to service. On December 31, 2002 and December 31, 2001, the balances of those off-balance sheet managed assets totaled $59,516,316 and $34,922,295 respectively. During the years ended December 31, 2002 and 2001, the Company had total participations sold of $59,516,316 and $34,922,295, respectively. The increased level of off-balance sheet managed assets and loan participation sales is primarily the result of a larger loan portfolio and the resulting loan participation sales.

In connection with the recognition of non-cash gains for the servicing benefits of loan participation sales, the present value of future cash flows were recorded as a servicing asset. Components of the servicing asset as of December 31, 2002 were as follows:

Estimated cash flows from loan servicing fees	$2,423,324
Less:	
Servicing Expense	(689,785)
Discount to Present Value	(494,555)
Carrying Value of Retained Servicing Interest in Loan Participations	$1,238,984

In connection with the recognition of non-cash losses for the servicing liabilities of loan participation sales, the present value of future cash flows were recorded as a servicing liability. Components of the servicing liability as of December 31, 2002 were as follows:

Estimated cash flows from loan servicing fees	$ 0
Less:	
Servicing expense	74,295
Discount to present value	(21,003)
Carrying Value of Retained Servicing Liability in Loan Participations	$53,292

In connection with the recognition of non-cash gains for the interest benefits of loan participation sales, the present value of future cash flows were recorded as an interest receivable asset and included in investment securities. Components of the interest receivable asset as of December 31, 2002 were as follows:

Estimated cash flows from interest income	$2,800,357
Less:	
Estimated credit losses *	(323,312)
Discount to present value	(593,769)
Carrying Value of Retained Interest in Loan Participations	$1,883,276

*Estimated credit losses from liability on sold recourse loans with balances totaling $18,150,555 on December 31, 2002. Credit loss estimates are based upon experience, delinquency rates, collateral adequacy, market conditions and other pertinent factors.

The following table presents a summary of various indicators of the credit quality of off-balance sheet recourse loans at December 31, 2002:

Net charge offs*	$0
Recourse loans sold	$18,150,555
Estimated credit losses provided for	$323,312
Estimated credit losses to recourse loans sold at period end	1.78%
Estimated Credit Loss Rates:	
Annual basis	.50%
Percentage of original balance	1.67%
Delinquency rates:	
30 to 89 days*	0%
90 days or more*	0%

*Although no amounts of recourse loans were charged off for the period ending December 31, 2002 and no loans were delinquent 30 days or more as of December 31, 2002, it is likely that loan delinquencies and loan charge offs will occur during the life of the sold recourse loans.

The Company facilitator services also include consulting with, and otherwise assisting, insurance agency buyers and sellers. Revenues from consulting related activities, (agency finders fees, gains on agency sales and agency seller discounts) totaled $6,147,630, $2,716,053 and $17,500 for 2002, 2001 and 2000, respectively. Facilitator fee income increased because of the Company's increasing emphasis on fee income and increased levels of agency acquisitions by agents.

Revenues from buyer's finder fees have been differentiated from revenues for gains on sale of agencies because finder's fees represent amounts received from prospective agency buyers for the Company's efforts in locating an agency to acquire from an unaffiliated third party seller. In these instances, the Company does not purchase the agency into inventory. On the other hand, gains on sale of agencies represent the net gains received for the sale of agencies directly acquired by the Company and held in its inventory. When the Company purchases agencies directly into its inventory, a portion of the purchase price is usually deferred. Several months after the agency purchase, if the Company is reasonably confident that the purchase agreement representations were accurate and no significant transitioning problems are identified, then the Company offers to prepay the remaining amounts due to sellers if the remaining balance is discounted. Although recorded as "Gains on extinguishment of debt", seller discounts are not considered extraordinary income because they occur frequently and are considered recurring factors in the evaluation of the Company's operating processes. Revenues from finders fees, gains on sale of agencies and seller discounts are recognized immediately because the Company has no continuing obligation.

The Company provides consulting and other assistance to agency owners during the first months of agency ownership through a Buyers Assistance Plan ("BAP") program. The Company records BAP income using the percentage of completion accounting method, so $1,666,417, $928,232 and $0 of BAP income was deferred as of December 31, 2002, 2001 and 2000, respectively. The Company's profitability is substantially the result of fee income from its facilitator activities which are typically associated with the purchase and sale of insurance agencies. As such, the value of those agencies and the financial performance of insurance agency buyers are important to the Company's prospects. The Company is not aware of any systemic adverse profitability or cash flow trends being experienced by buyers of its agencies. The performance of the Company's loan portfolio appears to substantiate this conclusion.

The Company's business includes the buying and selling of insurance agencies held in inventory. None of the agencies purchased by the Company during 2002 and 2000 had been previously purchased by the Company within the prior twenty four month period. However, eight of the agencies purchased by the Company during 2001 had been previously purchased by the Company. The number of twice-purchased agencies is an important indicator of the Company's success in recruiting qualified buyers. The purchase prices of those agencies twice-purchased by the Company totaled $3,946,484 when first purchased into inventory and $3,743,978 when purchased into inventory the second time. Twice-purchased agencies are typically sold by the Company to unaffiliated third parties soon after purchase. As the result of the sale by the Company of twice-purchased agencies, the Company recorded a net loss of $223,402, a net gain of $168,121 and a net loss of $159,000 for the years of 2002, 2001 and 2000, respectively. BAPs are not provided to buyers of agencies that have already transitioned into the Company's Master Agent system, so BAPs are not typically provided when the Company sells twice-purchased agencies from inventory.

When the Company sells agencies from its inventory, agency value is usually dependent to a significant extent on the cooperation of the original agency seller during ownership transition. Although the seller's cooperation is provided for in the corresponding purchase agreement, it is the Company's experience that seller cooperation is more likely and enthusiastic if the seller has a continuing financial investment. As such, the Company negotiates to defer payment of a portion of the purchase price as additional leverage for seller cooperation. Sellers usually prefer that the Company, not the ultimate agency buyer, remain obligated for the amounts due sellers because sellers have indicated that they believe repayment is more likely from the Company than from agency buyers. However, the Company does not receive any reimbursement from agency buyers for interest expenses on amounts due to sellers, so the Company negotiates with sellers for low interest rates, preferably zero interest rates. The Company does not pay off sellers when an agency is sold to the ultimate agency buyer but instead waits until such time as the Company believes that no significant ownership transitioning issues remain.

Liquidity and Capital Resources

The balances of the Company's cash and cash equivalents were $7,210,318, $4,787,869 and $1,683,513 at December 31, 2002, 2001 and 2000, respectively. The Company's current ratios (current assets to current liabilities) were 1.46, 1.45 and .84 at December 31, 2002, 2001 and 2000, respectively. The increase of the Company's cash from 2001 to 2002 was primarily the result of liquidation of the Company's loan portfolio. The increase of the Company's cash and current ratio from 2000 to 2001 is primarily due to an increase in long term debt, particularly bond and debentures payables, and seller financing. The Company has improved its current ratio and increased its cash balances to take advantage of business opportunities such as increasing agency inventory, negotiating seller discounts and attracting suppliers. Correspondingly, the Company's current ratio and cash balances will be adversely affected if agency inventory increases or seller loan balances are prepaid.

The Company's cash and cash equivalents increased a total of $2,422,449 from December 31, 2001 to December 31, 2002. During 2002, net cash of $3,954,847 was provided from operating activities. Cash of $2,158,456 was provided by an increase in premiums due to insurance companies and cash of $738,185 was provided by an increase in unearned BAP fees. Cash of $1,341,547 was used to fund an increase in other receivables. During 2002, net cash of $1,335,069 was provided by investing activities. A large net cash inflow resulted from insurance agency inventory transactions as cash proceeds of $12,400,359 from sales of agency inventory exceeded cash payments of $7,083,787 for purchases of agency inventory primarily because cash payments for part of the agency purchase prices were deferred. Cash payments of $2,224,816 were used for purchases of long term investments in agencies that were not classified as inventory. Cash payments of $1,756,687 were used for purchases of property and equipment, primarily associated with the acquisition and renovation of a new processing center facility. During 2002, net cash of $2,867,467 was used in financing activities with $5,556,573 of cash used for payments on long-term seller debt. The Company's cash and cash equivalents increased a total of $3,104,356 from December 31, 2000 to December 31, 2001. During 2001, net cash of $3,597,808 was used in operating activities. Cash of $6,088,208 was used to fund an increase in total operating assets that exceeded a $1,930,036 source of cash resulting from an increase in total operating liabilities during the same period. The increase in operating assets exceeded the increase in operating liabilities largely as a result of a $2,962,270 increase in the Company's loan portfolio, a $266,332 increase in associated loan interest receivables and a $1,996,192 increase in customer receivables. During 2001, net cash of $3,273,488 was provided by investing activities. The Company used cash for the purpose of acquiring $232,450 in property and equipment. The Company also acquired insurance agencies for resale to agents and an additional $3,505,938 of cash was provided from these activities as $6,546,531 in cash was provided from reduction of agency inventory with $3,040,593 in cash used to fund increases in agency inventory. During 2001, net cash of $3,428,676 was provided from financing activities with most of the cash provided by net bond issuances of $3,800,000.

The Company's cash and cash equivalents decreased $219,032 from December 31, 1999 to December 31, 2000. During 2000, $332,371 in cash was used to fund operating activities. From the remaining cash amount and from the cash provided by the Company's financing activities, $259,885 was used to increase insurance agency inventory, $404,147 was used for fixed asset additions, $171,636 was used for payment of dividends, $487,223 was used to decrease short term borrowings and $2,390,075 was used for payments on long term debt.

When analyzing the Company's cash flow and cash balances, consideration should be given to the factors discussed below. If necessary, the Company believes it can increase cash flow from operating activities within a relatively short period of time by liquidating its notes receivable portfolio because the sale of note, or loan, participations is one of the Company's primary business activities. The Company's business also includes the buying and selling of insurance agencies held in inventory, however gains on sale of inventory have been excluded as an operating source of cash because changes in inventory have been classified as an investing activity. The Company believes that it can increase cash flow from investing activities within a relatively short period of time by liquidating its insurance agency inventory.

When analyzing the Company's intangible assets, consideration should be given to the factors discussed below. The Company's "Other Assets" account balances totaled $3,910,810, $1,920,714 and $1,444,130 on December 31, 2002, 2001 and 2000 respectively and are comprised primarily of intangible accounts such as goodwill, excess of cost over fair value of net asset, deferred tax assets and servicing assets. If the Company's total assets are adjusted to exclude Other Assets, then the Company's total liabilities exceeded its total adjusted assets by $870,138, $1,441,575 and $2,070,083 on December 31, 2002, 2001 and 2000, respectively. Future Company acquisitions will likely increase the Other Assets account balances and will likely result in total liabilities exceeding adjusted total assets in future periods. The Company's "Investment in Agencies" account balances of $402,703, $867,320 and $316,520 on December 31, 2002, 2001 and 2000, respectively, represent the cost, or market value if lower, of insurance agencies held in inventory for resale to franchise agents. Although intangible, the Company believes that agency inventory assets differ from other intangible assets, such as goodwill, because agency inventory is held for a relatively short period of time and has a recently demonstrated value.

The Company believes that its existing cash, cash equivalents and funds generated from operating, investing and financing activities will be sufficient to satisfy its normal financial needs. Additionally, the Company believes that funds generated from future operating, investing and financing activities will be sufficient to satisfy its future financing needs, including the required annual principal payments of its long-term debt and any potential future tax liabilities.

Related Party Loans

The Company's related party loans and other information are summarized in footnote number 12 to the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2002.

Critical Accounting Policies

The Company established accounting policies are summarized in footnote number 1 to the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2002. As part of its oversight responsibilities, management continually evaluates the propriety of its accounting methods as new events occur. Management believes that its policies are applied in a manner which is intended to provide the user of the company's financial statements a current, accurate and complete presentation of information in accordance with Generally Accepted Accounting Principles.

When recognizing insurance commission revenues, management makes assumptions regarding future policy cancellations which may result in commission refunds and sets up a corresponding reserve. When accruing for producer payable expense, management makes assumptions regarding the amount of future producer payments. When recognizing consulting and other revenues associated with the assistance provided to agent buyers, management makes assumptions regarding when service is performed and the amount of assistance provided. When recognizing the gain on sale revenues associated with the sale of loan participations, management makes key economic assumptions regarding loan prepayment speeds, credit losses and discount rates as required by SFAS 140. "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

The Company applies the purchase method of accounting to its acquisitions. Under this method, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair market values, with the excess recorded as goodwill. Such fair market value assessments require judgments and estimates. Pursuant to SFAS No. 142, "Goodwill and Other Intangible Assets", amounts recorded as goodwill will be subject to annual evaluation of impairment which can result in declines in the carrying value of assets recorded as goodwill.

With respect to the previously described critical accounting policies, management believes that the application of judgments and assumptions is consistently applied and produces financial information which fairly depicts the results of operations for all years presented.

Effect of Recently Issued Accounting Pronouncements

Footnote number 11 to the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2002 provide additional information on the effect to the Company of the following recently issued accounting pronouncements: SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", SFAS 147, "Acquisition of Certain Financial Institutions", and SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure".

CONSOLIDATED BALANCE SHEET

As of December 31,	2002	2001
Assets		
Current Assets		
Cash	$ 7,210,318	$ 4,787,869
Accounts and Notes Receivable, net	9,236,545	7,810,688
Note Receivable, Parent Company	608,189	437,668
Other Receivables	2,220,619	879,072
Securities	1,198	1,198
Interest-only Strip Receivable	1,883,276	184,412
Deposits	58,141	0
Prepaid Expenses	503,899	328,912
Total Current Assets	21,722,185	14,429,819
Investment in Agencies	402,703	867,320
Property of Equipment		
Cost	4,173,940	2,402,101
Less accumulated depreciation	(1,854,952)	(1,752,325)
Net Property and Equipment	2,318,988	649,776
Other Assets		
Excess of Cost over Fair Value of Net Assets	2,309,627	892,848
Less: Accumulated Amortization	(405,749)	(255,469)
Prepaid Commission Guarantee	—	28,200
Goodwill	—	1,284
Prepaid Finders Fees	13,832	14,340
Contract Database	68,855	39,692
Servicing-Asset	1,238,984	293,276
Agency Assets	317,126	—
Restricted Cash	208,498	—
Deferred Tax-Asset	159,637	906,543
Net Other Assets	3,910,810	1,920,714
Total Assets	$ 28,354,686	$ 17,867,629
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts Payable	$ 5,181,974	$ 2,299,366
Premiums payable to Insurance Companies	4,415,188	2,256,732
Unearned Buyers Assistance Plan fees	1,666,417	928,232
Accrued Commission Refunds	327,405	296,842
Short term Debt	991,646	695,515
Current maturities of long-term Debt	2,272,159	3,470,608
Total Current Liabilities	14,854,789	9,947,295
Non-Current Liabilities		
Servicing liability	53,292	42,260
Long-term debt less current maturities	10,405,933	7,398,935
Total Liabilities	25,314,014	17,388,490
Stockholders' Equity		
Common Stock, $1, par value, 9,500,000 shares authorized, 774,973 and 704,018 shares issued and 763,923 and 692,968 shares outstanding	774,973	704,018
Preferred Stock, $75 par value, 1,100 shares authorized, 781 shares issued and outstanding	58,600	58,600
Preferred Stock, $25 par value, 464,625 shares authorized, 49,667 and 43,137 shares issued and outstanding	1,241,675	1,841,250
Preferred Stock $32 par value, 34,375 shares authorized, 24,331 shares issued and outstanding	778,592	——
Less: Treasury Stock, 11,050 shares @ cost	(39,500)	(39,500)
Notes receivable for Common Stock	——	(8,193)
Additional paid-in capital	1,875,333	703,023
Retained Earnings deficit	(1,868,981)	(2,787,370)
Accumulated other Comprehensive Income	219,980	7,311
Total Stockholders Equity	3,040,672	479,139
Total Liability and Stockholder Equity	$28,354,686	$17,867,629

See accompanying summary of accounting policies and notes to financial statements

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31,	2002	2001	2000
Operating Income			
Insurance Commissions	$ 30,539,743	$20,895,232	$13,751,080
Interest Income (net)	736,715	418,266	289,190
Facilitators Income	1,589,254	450,000	—
Gain on sale of Agencies	165,226	676,503	17,500
Buyer Assistance Plan fees	3,954,444	1,589,550	—
Gain on sale of Notes receivable	2,762,673	507,670	—
Gain on Extinguishment of Debt	438,706	—	—
Loss on Sale of Fixed Assets	—	(47,397)	—
Policy Fee Income	172,717	—	—
Other Income	35,795	4,333	—
Total Operating Income	40,395,273	24,494,157	4,057,770
Operating Expenses			
Commissions Expense	25,355,297	16,220,082	10,035,924
Payroll Expense	7,014,533	4,112,648	2,757,550
Depreciation and Amortization	809,210	440,614	405,735
Other Operating Expenses	4,270,578	1,991,054	1,458,732
Bond Interest Expense	496,657	343,672	184,241
Total Operating Expenses	37,946,275	23,108,070	14,842,182
Impairment Loss	—	162,877	300,000
Income from Operations	2,448,998	1,223,210	(1,084,412)
Other Expenses			
Interest Expense	252,217	169,561	200,731
Total Other Expenses	252,217	169,561	200,731
Income before Income Taxes	2,196,781	1,053,649	(1,285,143)
Income tax Expense	746,906	358,241	(436,948)
Net Income	**$ 1,449,875**	**$ 695,408**	**$ (848,195)**
Net Income per share			
Basic:	$ 1.66	$ .91	$ (1.23)
Diluted:	$ 1.56	$ .90	$ (1.21)

See accompanying summary of accounting policies and notes to financial statements

CONSOLIDATED STATEMENT OF CASH FLOW

Years ended December 31,	**2002**	**2001**	**2000**
Cash Flows from Operating Activities:			
Net Income	$ 1,449,875	$ 695,408	$ (848,195)
Adjustments to Reconcile Net Income to net cash flows from Operating Activities:			
Depreciation	303,407	241,167	285,609
Amortization	505,803	199,447	120,126
Fair Market Value of Contributed Services	30,000	40,000	40,000
Gain on sale of Inventory	(165,226)	(676,503)	(17,500)
Deferred income tax Expense (benefit)	746,906	358,241	(436,948)
Impairment Loss	—	162,877	300,000
Loss on Sale of Fixed Assets	—	47,397	—
Gain on Sale of Notes Receivable	(2,762,673)	(507,670)	—
(Increase) decrease in assets:			
Accounts and other receivables	(1,596,378)	(5,224,794)	(1,477,313)
Other receivables	(1,341,547)	(682,144)	67,928
Prepaid expenses and other Assets	(233,128)	(181,270)	(159,083)
Increase (decrease) in Liabilities			
Accounts and expenses payable	4,090,604	648,691	347,577
Other Liabilities	2,927,204	1,281,345	1,445,428
Net Cash provided by (used in) operating activities	3,954,847	(3,597,808)	(332,371)
Cash flows from Investing Activities			
Cash payments for Property and Equipment	(1,756,687)	(232,450)	(404,147)
Purchase of Subsidiary and Agency Assets	(2,224,816)	—	—
Purchase of Insurance Agency Inventory	(7,083,787)	(3,040,593)	(412,885)
Proceeds from Sales of Insurance Agency Inventory	12,400,359	6,546,531	153,000
Net cash provided by (used in) investing activities	1,335,069	3,273,488	(664,032)
Cash flows from Financing Activities			
Deferred Charges	(629,364)	(440,679)	(171,636)
Dividends Paid	(531,486)	(232,728)	135,000
Cash proceeds from Bond Issuance	2,510,000	4,560,000	—
Cash proceeds from Common Stock Issuance	20,000	—	—
Cash proceeds from Preferred Stock Issuance	2,001,646	1,841,250	—
Payments on Bond Maturities	(1,005,000)	(760,000)	—
Line of Credit Advance	960,000	960,000	660,000
Advances on short-term Borrowing	—	778,064	2,391,568
Payments on short-term Borrowing	(695,515)	(909,088)	(487,223)
Advances on long-term Debt	58,825	—	639,737
Payments on long-term Debt	(5,556,573)	(2,368,143)	(2,390,075)
Net cash Provided by (used in) financing activities	(2,867,467)	3,428,676	777,371
Net Increase in Cash and Cash Equivalents	2,422,449	3,104,356	(219,032)
Cash and Cash Equivalents, beginning of period	4,787,869	1,683,513	1,902,545
Cash and Cash Equivalents, end of period	$ 7,210,318	$ 4,787,869	$ 1,683,513

See accompanying summary of accounting policies and notes to financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Preferred Stock	Treasury Stock	Notes receivable for common stock	Add'l Paid-In capital	Retained Earnings	Accum other compre-hensive income	TOTAL
Balances, December 31, 1999	$ 704,018	$ 58,600	$(39,500)	$ —	$1,063,702	$(2,230,218)	$ —	($443,398)
Dividends paid	—	—	—	—	—	(171,637)	—	(171,637)
Fair market value of contributed services	—	—	—	—	40,000	—	—	40,000
Net loss	—	—	—	—	—	(848,195)	—	(848,195)
Balances, December 31, 2000	$ 704,018	$ 58,600	$(39,500)	—	$1,103,702	$ (3,250,050)	—	$(1,423,230)
Dividends paid	—	—	—	—	—	(232,728)	—	(232,728)
Preferred stock issued	—	1,841,250	—	—	—	—	—	1,841,250
Fair market value of contributed services	—	—	—	—	40,000	—	—	40,000
Loans for common stock issuances	—	—	—	(8,193)	—	—	—	(8,193)
Deferred charges	—	—	—	—	(440,679)	—	—	(440,679)
Comprehensive income:								
Interest-only strip receivable, fair market value	—	—	—	—	—	—	7,311	7,311
Net income	—	—	—	—	—	695,408	—	695,408
Balances, December 31, 2001	$704,018	$1,899,850	$ (39,500)	$ (8,193)	$703,023	$ (2,787,370)	$ 7,311	$ 479,139
Dividends paid	—	—	—	—	—	(531,486)	—	(531,486)
Preferred stock issued	—	2,001,646	—	—	—	—	—	2,001,646
Fair market value of contributed services	—	—	—	—	30,000	—	—	30,000
Equity conversion	70,155	(1,822,629)	—	—	1,752,474	—	—	—
Equity issuance	800	—	—	—	19,200	—	—	20,000
Loan proceeds for common stock issuances	—	—	—	8,193	—	—	—	8,193
Deferred charges	—	—	—	—	(629,364)	—	—	(629,364)
Comprehensive Income:								
Interest-only strip receivable, fair market value	—	—	—	—	—	—	212,669	212,669
Net income	—	—	—	—	—	1,449,875	—	1,449,875
Balances, December 31, 2002	$774,973	$2,078,867	$ (39,500)	$ —	$1,875,333	$(1,868,981)	$219,980	$3,040,672

See accompanying summary of accounting policies and notes to financial statements



1. Summary of Significant Accounting Policies

a) Organization

Brooke Corporation was incorporated under the laws of the State of Kansas on January 17, 1986. The Company's registered offices are located in Phillipsburg, Kansas. On December 31, 2002, Brooke Holdings, Inc. owned 67.1% of the Company's common stock. The Company's business activities include recruiting franchise agents, lending to franchise agents and consulting with franchise agents through its wholly owned subsidiaries. Most of the Company's revenues result from the sale of property and casualty insurance policies through franchise agents.

All of the Company's subsidiaries are 100% owned and controlled by the Company. Subsidiaries are grouped into one of three segments that correspond to the Company's three product lines: 1) Master Agent Services, or Franchising, 2) Facilitator Services, or those activities primarily associated with the transfer of agency ownership, 3) and Brokerage Services, or those activities primarily associated with the sale of insurance on a wholesale basis. Although the Company has multiple subsidiaries, the Company's services are sold and performed by one of three primary subsidiaries: Brooke Franchise Corporation (formerly Interstate Insurance Group, LTD), Brooke Credit Corporation and CJD & Associates, L.L.C.

Separate annual audited financial statements are typically prepared for Brooke Franchise Corporation, Brooke Credit Corporation and CJD & Associates, L.L.C. as each primary subsidiary operates independently from the other two primary subsidiaries, and from the Company, to perform its specific business purpose. Each primary subsidiary is also responsible for its own obligations, maintains its own separate funds, generates revenue in its own right, hires it own employees and maintains separate boards of directors. The Company provides accounting, administrative and legal support for the activities of its three primary subsidiaries and Company revenues are typically limited to dividends and administrative fees from the primary subsidiaries.

Subsidiaries in the Master Agent group include:

Brooke Franchise Corporation, is a Missouri Corporation. On November 15, 2002, the Company changed the subsidiary name from Interstate Insurance Group, LTD to Brooke Franchise Corporation so that the corporate name better identifies the subsidiary's business purpose. The primary business purpose of this subsidiary is franchising and providing services to franchise agents through its network of regional offices and service centers. Effective December 31, 2002, Brooke Franchise Corporation became a franchisor and the assignee of franchise fees to be received by the Company pursuant to certain franchise agreements previously executed.

Brooke Agency, Inc., a Kansas corporation, is a licensed insurance agency that sells property and casualty insurance through the Company's network of franchise agents. Although Brooke Agency may be a party to contracts pursuant to which it receives revenues, it does not conduct any operations and does not have any revenues because all such revenues have been assigned to Brooke Franchise Corporation for performance of any associated obligations.

Brooke Investments, Inc., a Kansas corporation, may offer insurance annuities and mutual funds for sale through the Company's network of franchise agents. Brooke Investments, Inc. will determine whether registration as a broker-dealer is required and will register, if required, before investment services and securities are offered. Although Brooke Investments may be a party to contracts pursuant to which it receives revenues, it does not conduct any operations and does not have any revenues because all such revenues have been assigned to Brooke Franchise Corporation for performance of any associated obligations.

Brooke Agency Services Company of Nevada, LLC, is a licensed Nevada insurance agency that sells insurance through the Company's network of franchise agents. On November 18, 2002, the Company changed the subsidiary name for Brooke Corporation of Nevada to Brooke Agency Services Company of Nevada, LLC. This subsidiary is used for licensing purposes. Although Brooke Corporation of Nevada may be a party to contracts pursuant to which it receives revenues, it does not conduct any operations and does not have any revenues because all such revenues have been assigned to Brooke Franchise Corporation for performance of any associated obligations.

Brooke Agency Services Company LLC is a limited liability company organized under the laws of the state of Delaware on June 24, 2002. It is a bankruptcy-remote special purpose entity licensed as an insurance agency created to offer property, casualty, life and health insurance through certain agents with loans originated by Brooke Credit Corporation. It is anticipated that Brooke Agency Services Company LLC will acquire ownership of franchise agreements from the Company and/or Brooke Franchise Corporation as part of an arrangement to preserve collateral on behalf of Brooke Credit Corporation. It is also anticipated that Brooke Agency Services Company LLC will contract with the Company and/or Brooke Franchise Corporation for performance of any obligations to agents associated with all such franchise agreements.

continued...

First Brooke Insurance and Financial Services, Inc. is a Texas corporation controlled through an agreement with stockholders. This subsidiary is used for licensing purposes. Although First Brooke Insurance and Financial Services, Inc. may be a party to contracts pursuant to which it receives revenues, it does not conduct any operations and does not have any revenues because all such revenues have been assigned to Brooke Franchise Corporation for performance of any associated obligations.

Subsidiaries in the Facilitator group include:

Brooke Credit Corporation, a Kansas corporation, is a licensed finance company that originates loans primarily to the Company's franchise agents. This subsidiary also originates other types of loans through independent loan brokers and loan agents. Loans originated by Brooke Credit Corporation, and its loan brokers, are sold on a wholesale basis to participating lenders and other investors.

The American Agency, Inc., a Kansas corporation, consults with agent sellers under the trade name of Agency Business Consultants. Although The American Agency, Inc. is a licensed insurance agency, substantially all of the insurance program business of this subsidiary has been consolidated into CJD & Associates, L.L.C. because its insurance business is similar to that of this subsidiary. Although The American Agency, Inc. may be a party to consulting and other agreements, it does not conduct any operations and does not have any revenues because all such consulting and other fees have been assigned to Brooke Franchise Corporation as part of an agreement for Brooke Franchise Corporation to perform these consulting services on behalf of The American Agency through its regional offices and service center network.

The American Heritage, Inc., a Kansas corporation, consults with and otherwise assists agent buyers under the trade name of Heritage Agency Consultants. Although The American Heritage, Inc. is a licensed insurance agency, substantially all of the insurance program business of this subsidiary has been consolidated into CJD & Associates, L.L.C. because its insurance business is similar to that of this subsidiary. Although The American Heritage, Inc. may be a party to consulting and other agreements, it does not conduct any operations and does not have any revenues because all such consulting and other fees have been assigned to Brooke Franchise Corporation as part of an agreement for Brooke Franchise Corporation to perform these consulting services on behalf of The American Heritage through its regional offices and service center network.

Brooke Acceptance Company LLC is a limited liability company organized under the laws of the state of Delaware on July 31, 2002. It is a bankruptcy-remote special purpose entity of Brooke Credit Corporation and is the anticipated purchaser of Brooke Credit Corporation loans and issuer of certain floating rate asset backed notes.

Subsidiaries in the Brokerage group include:

CJD & Associates, L.L.C. is a limited liability company organized under the laws of the state of Kansas. This subsidiary is a licensed insurance agency that sells insurance programs and excess surplus insurance on a wholesale basis, under the trade name of Davidson-Babcock, through the Company's network of agents and through agents no necessarily affiliated with the Company.

Brooke Life and Health, Inc., a Kansas corporation, is a licensed insurance agency that sells life and health insurance through the Company's network of franchise agents, subagents and insurance producers. Although Brooke Life and Health may be a party to contracts pursuant to which it receives revenues, it does not conduct any operations and does not have any revenues because all such revenues have been assigned to Brooke Franchise Corporation for performance of any associated obligations.

Brooke Bancshares, Inc. was incorporated as a Kansas corporation in January of 2002 for the specific purpose of acquiring and owning one or more commercial banks. However, the Company does not have plans for any such acquisitions so this subsidiary does not have, and is not expected to soon have, any revenues or operations.

b) Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined. The following are significant estimates made by management: accrued commission refund obligations, reimbursement from agents for commission refund obligations, accrued producer payable expense, useful lives of assets, Buyers Assistance Program unearned and earned percentages, the fair value assumptions utilized for interest-only strip receivables and Buyers Assistance Program net cash flow expenditures associated with commission performance. It is at least reasonably possible these estimates will change in the near term.

c) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all cash on hand, cash in banks and short-term investments purchased with a maturity of three months or less to be cash and cash equivalents. Restricted cash is not included in cash equivalents.

d) Allowance for Bad Debts

The Company generally considers all accounts and notes receivable to be fully collectible, therefore no allowance has been recognized for uncollectible amounts. However, as more fully disclosed in footnote 1. *(o)*, the Company has established an allowance for receivables resulting from the uncertain timing and amounts of commissions payments due to the Company pursuant to the cash flow assistance provisions of the Company's Buyer's Assistance Plan.

e) Revenue Recognition

Commission revenue on insurance policy premiums is generally recognized as of the effective date of the policies or, in certain cases, as of the effective date or billing date, whichever is later. Contingent and profit sharing commissions are generally recognized when received. Premiums due from the insured to the Company are reported as assets of the Company and as corresponding liabilities, net of commissions, to the insurance carriers.

In the event of cancellation or reduction in premiums, for policies billed by an insurance carrier, a percentage of the commission revenue is often returned to the insurance carrier. The commission refunds are calculated by the insurance carriers and are typically deducted from amounts due to the Company from insurance carriers. The Company has estimated and accrued a liability for commission refunds of $327,405 and $296,842 as of December 31, 2002 and 2001, respectively.

Through its brokerage subsidiary, CJD & Associates, L.L.C., the Company receives fees for the placement and issuance of policies that are in addition to, and separate from, any sales commissions paid by insurance companies. These fees are not refundable and the Company has no continuing obligation.

Through its subsidiary The American Heritage, Inc., the Company provides consulting, marketing and cash flow assistance to agency owners during the first months of agency ownership through a Buyers Assistance Plan ("BAP") program. The Company has allocated the fees paid by agents for BAP assistance to each of the services provided by the Company and the fee associated with a particular service is recognized as revenue using the percentage of completion accounting method by referencing the costs incurred to date.

Many of the BAP services (inspection reports, operations analysis, marketing plan development) are provided by the Company before, or within thirty days after, agency acquisition. As such, approximately 82% of those fees related to BAP agreements executed in the fourth quarter of 2002 were immediately recognized as revenue. Any remaining BAP fees are typically recognized throughout the BAP period as the remaining BAP related services are performed. The allocation of fees for BAP agreements executed in the fourth quarter of 2002 changed from previous quarters as a result of discontinuing one BAP related service and initiating another. The allocation of future BAP fees may again change if the nature, or timing, of BAP related services change.

Revenues from finders fees, gains on sale of agencies, seller consulting and seller discounts are recognized immediately because the Company has no continuing obligation.

f) Property and Equipment

Depreciable assets are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line method over the estimated useful lives of the assets. The following summarizes the estimated useful lives used by the Company for various asset categories:

Description	Useful Life
Furniture and fixtures	10 years
Office and computer equipment	5 years
Automobiles	5 years
Buildings	40 years

g) Excess Cost of Purchased Subsidiary

Included in other assets are unamortized costs of purchased subsidiaries (Brooke Life and Health, Inc., The American Agency, Inc. and CJD & Associates, L.L.C.) in excess of the fair value of underlying net tangible assets acquired. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. Amortization was $150,280 for the period ended December 31, 2002. In 2001, management elected to reclassify Investment in Agencies of $316,520 to this account because management's intention was no longer to sell these agencies, which, primarily consisted of an agency doing business as Brooke Life/Health.

On July 1, 2002, the Company acquired 100% of the outstanding shares of CJD & Associates, L.L.C. and $1,416,779 of the initial purchase price was allocated to Excess Cost of Purchased Subsidiary.

The sellers may be entitled to an increase of the initial purchase price based on the amount of monthly net revenues received in future periods. In accordance with paragraph 80 of APB 16, *"Business Combinations"*, any such payments for an increased purchase price shall be recorded as Excess Cost of Purchased Subsidiary when made.

In the third and fourth quarters of 2000, Interstate Insurance Group, LTD's (now Brooke Franchise Corporation pursuant to amended articles of incorporation dated November 15, 2002) primary supplier began exiting the limousine insurance market, which comprised virtually all of Interstate's insurance business, and revenues began decreasing. Based on these circumstances, revenue and cash flow projections were revised, resulting in the recognition of impairment losses in the Interstate unit of the insurance agency business segment of $300,000 and $162,877 in 2000 and 2001, respectively. The amount of the Interstate impairment losses corresponds to the amounts recorded as Excess Cost of Purchased Subsidiary as disclosed in footnote 13.

h) Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to net operating loss carryforwards that are available to offset future taxable income. The Company files its federal income tax return on a consolidated basis with its subsidiaries.

i) Investment In Agencies

The amount of assets included in the "Investment in Agencies" category is the total of purchase prices paid, or market prices if lower, for agency assets that the Company acquires to hold in inventory for sale to its agents. These assets are carried at the lower of cost or market because they are available for sale and not held for investment. The number of agencies purchased for this purpose for the year ended December 31, 2002 and 2001 was 25 and 23, respectively. Correspondingly, the number of agencies sold from inventory during the same periods was 26 and 21, respectively. In 2001, the Company elected to reclassify Investment in Agencies of $316,520 to Other Assets because management's intention was no longer to sell these agencies, which primarily consists of an agency doing business as Brooke Life and Health. At December 31, 2002, the Company's Investment in Agencies consisted of an Arizona agency purchased in October 2002 for $402,703. At December 31, 2001, the Company's Investment in Agencies consisted of a Missouri agency purchased for $272,874 and a Texas agency purchased for $594,446.

j) Gain or Loss on Sale of Assets

"Investment in Agencies" gains or losses are the difference between the insurance agency's sales price and the insurance agency's book value, which is carried at the lower of cost or fair value. Insurance agencies are typically sold in the same units as purchased. However, in instances where a part, or segment, of an insurance agency unit is sold, then management estimates the fair value of the segment of the insurance agency unit being sold and the difference between the sales price and the resulting fair value estimation is the amount of the gain or loss. Any such fair value estimation is evaluated for reasonableness by comparing the market value estimation of the segment to the book value for the entire insurance agency unit. Fair value estimations are based on comparable sales information that takes into consideration agency characteristics such as customer type, customer account size, supplier size and billing methods.

k) Contracts Database

The Contracts Database asset consists of the legal and professional fees associated with development of standardized loan documents by Brooke Credit Corporation. These contracts are available for sale to others that make these types of loans, by first purchasing a license from Brooke Credit Corporation. A complete review and revision is scheduled for all loan documents every five years, therefore, the asset is being amortized over a five year period. Also included in this asset are the legal and professional fees associated with development of standardized documents relating to the securitization and rating of loan pools in Brooke Credit Corporation's portfolio. The development of these contracts creates a new security asset class, or program, whereby Brooke Credit Corporation can securitize multiple loan pools each year with minimal additional legal and professional fees incurred. This asset is being amortized over a five year period because the benefits of this new asset class are expected to last at least five years and because significant changes to the associated standardized documents will probably not be required for five years.

l) Deferred Charges

Deferred charges relate to costs associated with the public offering of preferred stock and bonds. Selling expenses, auditor fees, legal costs and filing charges associated with the Company's public offering of stock totaled $1,070,043 and have been offset against stock proceeds. Similar costs associated with the Company's public offering of bonds totaled $414,088 and are classified as prepaid expenses that are amortized over a period ending at bond or debenture maturity. Net of amortization, the balance of all such prepaid expenses as of December 31, 2002 was $260,684.

m) Equity Rights and Privileges

Convertible preferred stockholders shall be entitled to a 9% cumulative dividend in cash of the liquidation value of such stock per share per annum, as determined by the Board of Directors. Convertible preferred stock may convert to common stock at a rate of 13 shares of common stock for 1 share of preferred stock. Convertible preferred stock has no voting rights. Holders of convertible preferred stock, upon liquidation or dissolution of the Company, are entitled to be paid an amount equal to $75 for each share of preferred stock not converted into common stock before any amount may be paid to holders of common stock. In addition to the convertible preferred stock, the Company is authorized to issue 499,000 shares of preferred stock. The authorized shares consist of 100,000 shares of 2002 convertible preferred stock, 10,000 shares of 2002A convertible preferred stock, and 34,375 shares of 2002B convertible preferred stock. The remaining 354,625 shares are "undesignated" preferred stock. The holders of the 2002 and 2002A convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 10% of the liquidation value of such stock per share per annum if determined by the Board of Directors. Prior to April 1, 2002, the holders of 2002 and 2002A convertible preferred stock converted 60,333 of their preferred shares into 60,333 shares of common stock. The holders of 2002 and 2002A convertible preferred stock that did not convert their shares to common shares prior to April 1, 2002 have no conversion rights. In the case of liquidation or dissolution of the Company, the holders of the 2002 or 2002A convertible preferred stock shall be entitled to be paid in full the liquidation value, $25 per share, after payment of full liquidation value to the holders of convertible preferred stock and before the holders of common stock The holders of 2002B convertible preferred stock are entitled to receive a cumulative dividend in cash at the rate of 9% of the liquidation value of such stock per share per annum if determined by the Board of Directors. On or prior to May 15, 2002, the holders of 2002B convertible stock converted 9,822 of their preferred shares into 9,822 shares of common stock. The holders of 2002B convertible preferred stock that did not convert their shares to common shares on or prior to May 15, 2002 have no conversion rights. In the case of liquidation or dissolution of the

continued...

Company, the holders of the 2002B convertible preferred stock shall be entitled to be paid in full the liquidation value, $32 per share, after payment of full liquidation value to the holders of convertible preferred stock, 2002 convertible preferred stock, 2002A convertible preferred stock, and before the holders of common stock. The common stockholders shall possess all rights and privileges afforded to capital stock by law, subject to holders of convertible preferred stock.

n) Per Share Data

Basic net income per share is calculated by dividing net income, less preferred stock dividends declared in the period (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned), by the average number of shares of the Company's common stock outstanding. Total preferred stock dividends declared during the years ended December 31, 2002 and 2001 were $214,157 and $66,381, respectively. Diluted net income per share is calculated by including the probable conversion of preferred stock to common stock, and then dividing net income, less preferred stock dividends declared on non-convertible stock during the period (whether or not paid) and the dividends accumulated for the period on non-convertible cumulative preferred stock (whether or not earned), by the adjusted average number of shares of the Company's common stock outstanding.

Basic Earnings Per Share		**2002**	**2001**
Net Income		$ 1,449,875	$ 695,408
Less: Preferred Stock Dividends		(214,157)	(66,381)
Income Available to Common Stockholders		$ 1,235,718	$ 629,027
Average 2002 Common Stock Shares	757,518		
Less: 2002 Treasure Stock Shares	(11,050)	746,468	692,968
Basic Earnings Per Share		$ 1.66	$ .91

Diluted Earnings Per Share		**2002**	**2001**
Net Income		$ 1,449,875	$ 695,408
Less: 2002 Preferred Stock Dividends on Non-Convertible Shares		(148,686)	—
Income Available to Common Stockholders		$ 1,301,189	$ 695,408
Average 2002 Common Stock Shares	757,518		
Less: 2002 Treasure Stock Shares	(11,050)		
Plus: Allowance for Shares Converted during 2002	10,153		
Plus: Assumed Conversion of Convertible: Preferred Shares in 2002	34,742		
Plus: Assumed Exercise of 41,350 Stock Options Shares in 2002	41,350	832,713	776,771
Diluted Earnings Per Share:		$ 1.56	$ .90

o) Buyer Assistance Plan

Through its subsidiary The American Heritage, Inc., the Company offers a consulting and cash flow assistance program (Buyer Assistance Plan or "BAP") to provide assistance to agency buyers during the first months of insurance agency ownership. Although most of the BAP services provided by the Company are performed in the first month of agency ownership, some of the BAP services are performed later and a portion of BAP fees are therefore deferred until the cost of providing the service is incurred. Unearned buyer assistance plan and other related fees were $1,666,417 and $928,232 at December 31, 2002 and 2001, respectively. Net cash flow assistance related to commission performance is recognized as an expense at the end of the BAP period, because of the uncertain timing of commission payments during ownership transition. Although not determinable until the end of the BAP period, the amount of the Company's net cash flow assistance expenditures associated with commission performance becomes more certain as the BAP period progresses. As such, if the amount of cumulative net cash flow assistance provided by the Company exceeds 200% of the monthly gross cash flow assistance then an allowance for any such excess amount is immediately charged to expense and the amount recognized as expense at the end of the BAP period adjusted accordingly. If necessary, as the BAP period nears expiration, the Company increases the allowance from that calculated above to the amount of estimated loss. The Company has estimated this allowance at December 31, 2002 to be $317,619. No allowance was recorded at December 31, 2001.

p) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation of the financial statements.

q) Accounts and Notes Receivable, Net

The net notes receivable included as part of the "Accounts and Notes Receivable, Net" asset category are available for sale and are carried at the lower of cost or market. Accordingly, any changes in the net notes receivable balances are classified as an operating activity.

r) Other Receivables

Included in this category are reimbursements due from agents for possible cancellation of policies, advances of commission to agents, receivables from seller on contracts of services and advances to vendors on behalf of franchise agents. Most of these amounts are collected within 30 days from borrowers or agents and all amounts are collected within 12 months from date of recording.

s) Advertising

The Company expenses the costs of advertising as they are incurred. Total advertising expense for the period ending December 31, 2002 and 2001 was $843,354 and $300,564, respectively.

t) Restricted Cash

Cash payments are made monthly to First National Bank of Phillipsburg as trustee for the Industrial Revenue Bonds. These funds are held by the trustee for payment of semi-annual interest and principal payments to bond holders on January 1st and July 1st. The Company holds a $150,000 cash deposit made by a borrower for the purpose of making future loan payments and the use of these funds are restricted to this purpose.

u) Compensated Absences

The Company has not accrued compensated absences. However, the total amount is not deemed to be material.

v) Agency Assets

Included in other assets are unamortized costs of agency assets. The balance is being amortized over a 15-year period using an accelerated 150% declining balance switching to straight-line method. Amortization expense was $13,182 for the year ended December 31, 2002.

On August 1, 2002 the Company acquired insurance agency assets operating under the trade-name of Bornstein Financial Group for an initial purchase price of $200,000. The sellers may be entitled to an increase of the initial purchase price based on the amount of premiums received in future periods. In accordance with paragraph 80 of APB 16, *"Business Combinations"*, any such payments for an increased purchase price shall be recorded as an Agency Asset when made. The balance of this agency asset is being amortized over a 15-year period using an accelerated 150% declining balance method.

As a result of the acquisition of CJD & Associates, L.L.C. on July 1, 2002, the Company recorded additional agency assets of $130,308 (net of accumulated amortization of $65,155). CJD & Associates, L.L.C. had previously amortized this agency asset balance using a straight-line method over a 15-year period and the Company switched to an accelerated 150% declining balance method over a 15-year period.

w) Value of Service Rendered

For the nine month period ended September 30, 2002, the fair value of Robert Orr's services was estimated at $30,000 even though he did not receive direct compensation from the Company. This value was established after analysis of the time Robert Orr spent on Company activities and not necessarily the amount of contribution made by Robert Orr, the importance of Robert Orr's contributions or the Company's dependence on Robert Orr. On October 1, 2002, Robert Orr began receiving direct compensation from the Company at the rate of $15,000 per month as a result of the increases commitment required from Robert Orr to implement the Company's plans.

2. *Notes Receivable*

At December 31, 2002 and 2001, notes receivable consist of the following:

	2002	*2001*
Agency Loans	$ 58,478,811	$37,712,937
Less: Agency Loan participations	(57,647,259)	(34,699,956)
Commercial real estate loans	1,869,057	0
Less: Real estate loan participations	(1,869,057)	0
Equipment loans	0	1,927
Less: Equipment loan participations	0	(1,927)
Consumer loans	5,500	228,605
Less: Consumer loan participations	0	(220,412)
Total notes receivable, net	837,052	3,021,174
*Interest earned not collected on notes**	429,211	461,970
Customer receivables	7,970,282	4,327,544
Total accounts and notes receivable, net	$9,236,545	$7,810,688

*The Company has a corresponding liability for interest payable to participating lenders in the amounts of $265,678 and $384,046 at December 31, 2002 and 2001, respectively.

Included in customer receivables are notes totaling $1,097,081, which were sold to a third party. However, this sale was not treated as a transfer of assets in accordance with SFAS 140 because there was no written agreement and it was not sufficiently demonstrated that the Company had surrendered control to the extent required to remove the assets from the Company's books. Accordingly, a payable of $1,516,614 was recorded for the amount of the notes and note payments collected but not remitted. Loan participation represents the transfer of notes receivable, by sale, to "participating" banks and finance companies. The Company receives consideration from the participating entities. In accordance with SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, these transfers are accounted for as sales. The transferred assets (i.e. notes receivable) are isolated from the Company. The participating companies obtain the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the notes receivables. In addition, the Company does not maintain control over the transferred assets and the transfer agreements do not entitle the Company or obligate the Company to repurchase or redeem the notes receivable before their maturity. Based on management's experience the carrying value for notes receivable approximates the fair value. When the Company sells participation in notes receivable to investors, it retains servicing rights and interest income which are retained interests in the loan participations. Gain or loss on sales of the notes receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. In all loan participation sales, the Company retains servicing responsibilities for which it typically receives annual servicing fees ranging from .25% to 1.375% of the outstanding balance. In those instances whereby annual service fees received by the Company are less than the cost of servicing, which is estimated at .25% of the outstanding balance, a servicing liability is recorded. Additionally, the Company often retains interest income.

The Company's right to interest income is not subordinate to the investor's interests and the Company shares interest income with investors on a pro rata basis. Although not subordinate to investor's interests, the Company's retained interest is subject to credit and prepayment risks on the transferred financial assets. On December 31, 2002, the Company had loan participation balances of $59,516,316 (307 loan participations certificates) for which servicing rights and interest receivable were retained. Corresponding pre-tax gains of $2,762,673 were recorded for the year ended December 31, 2002. On December 31, 2001, the Company had loan participation balances of $34,922,295 (111 loan participation certificates) for which servicing rights and interest receivable were retained. Corresponding pre-tax gains of $507,670 were recorded for the year ended December 31, 2001. Subsequent to the initial recording at fair value, the servicing asset is amortized in proportion to and over the period of estimated net servicing income. Additionally, impairment of the servicing asset is subsequently evaluated and measured. Subsequent to the initial recording at fair value, interest only receivables are measured as debt securities classified as available for sale. Of the agency and real estate loans at December 31, 2002 and 2001, $18,150,555 and $10,123,323, respectively, were sold to various participating lenders with recourse to Brooke Credit Corporation. Such recourse is limited to the amount of actual principal and interest loss incurred and any such loss is not due for payment to the participating lender until such time as all collateral is liquidated, all actions against the borrower are completed and all liquidation proceeds applied. However, participating lenders may be entitled to periodic advances from Brooke Credit Corporation against liquidation proceeds in the amount of regular loan payments. Brooke Credit Corporation is not obligated, under any circumstances, to repurchase any loans sold to participating lenders prior to maturity or final resolution. All such recourse loans: a) have no balances more than 60 days past due; b) have adequate collateral; c) and are not in default. The expense provision associated with the Company's recourse obligation is based on the estimated fair value of the obligation.

continued...

To obtain fair values of retained interests and recourse obligations, quoted market prices are used if available. However, quotes are generally not available for retained interests, so the Company typically estimates fair value based on the present value of future expected cash flows estimated using management's best estimates of key assumptions, credit losses, prepayment speed and discount rates commensurate with the risks involved.

The predominant risk characteristics of the underlying loans of the Company's servicing assets have been analyzed by management to identify how to stratify servicing assets for the purpose of evaluating and measuring impairment. The underlying loans are very similar in virtually all respects, however management has concluded that those underlying loans with adjustable interest rates should be evaluated separately from loans with fixed interest rates. Accordingly, different key economic assumptions would be used when determining the fair value of fixed rate loans than have been used for adjustable rate loans. However, the total amount of underlying loans that are fixed rate is not material so no evaluation of fair value has been made for the fixed rate loan stratum. As such, all underlying loans are part of the same stratum and have been evaluated using the key economic assumptions identified for adjustable rate loans. No valuation allowance has been established because the fair value for the adjustable rate loan stratum is not less than the carrying amount of the servicing assets. Although substantially all of the company's loans are adjustable, a discount rate has been applied to reflect the net present value of future revenue streams. As such, changes in the net present value rate, or discount rate, resulting from interest rate variations, would adversely affect the asset's fair value. The fair value of the interest-only strip receivable is calculated by estimating the net present value of interest income on loans sold using the discount rate and prepayment speeds noted in the following table. The fair value of the interest-only strip receivable is reduced by the amount of estimated credit losses, which are calculated using the estimated credit loss percentage noted in the following table. On December 31, 2002 and 2001, the fair value of the interest-only strip receivable recorded by the Company was $1,883,276 and $184,412, respectively. The Company has classified the interest-only receivable asset as available for sale. The fair value of the "Servicing Asset" (or liability) is calculated by estimating the net present value of net servicing income (or expense) on loans sold using the discount rate and prepayment speeds noted in the following table. On December 31, 2002 and 2001, the fair value of the servicing asset recorded by the Company was $1,238,984 and $293,276, respectively.

Key economic assumptions used in measuring the retained interests and recourse obligations at the date of loan participation sales completed during the year were as follows (rates per annum):

	*Agency Loans (Adjustable Rate Stratum)**	*Agency Loans (Fixed-Rate Stratum)*
Prepayment speed	10%	8%
Weighted average life (months)	104.6	64.9
Expected credit losses	5%	1.5%
Discount Rates	8.5%	8.5%

*Rates for these loans are adjusted based on an index (for most loans, the New York prime rate plus 3.50%). Contract terms vary but, for most loans, the rate is adjusted annually on December 31st.

At December 31, 2002, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows:

	Agency Loans (Adjustable Rate Stratum)	*Agency Loans (Fixed Rate Stratum)*
Prepayment speed assumption (annual rate)	10%	8%
Impact on fair value of 10% adverse change	$(85,378)	$(0)
Impact on fair value of 20% adverse change	$(166,555)	$(0)
Expected credit losses (annual rate)	5%	.21%
Impact on fair value of 10% adverse change	$(23,863)	$(1,578)
Impact on fair value of 20% adverse change	$(47,726)	$(3,157)
Discount rate (annual)	8.5%	8.5%
Impact on fair value of 10% adverse change	$(71,640)	$(3,531)
Impact on fair value of 20% adverse change	$(148,437)	$(6,964)

continued...

These sensitivities are hypothetical and should be used with caution. The effect of a variation in a particular assumption on the fair value of the servicing asset and recourse liability is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. The numbers used above are actual dollar amounts and not listed in the thousands. The above adverse changes are calculated on the Company's retained interests in loans sold to participating lenders totaling $59,516,316 and excludes unsold loans totaling $837,052. The above adverse changes for expected credit losses are calculated on the Company's retained interests in loans sold with recourse to participating lenders totaling $18,150,555 and excludes unsold and non-recourse loans totaling $42,202,813.

The following illustrate how the changes in fair values were calculated for 10% and 20% adverse changes in key economic assumptions.

Effect of Increases in Assumed Prepayment Speed on Retained Servicing Interest

	Adjusted Rate Stratum		Fixed Rate Stratum	
	10% Prepayment Increase	20% Prepayment Increase	10% Prepayment Increase	20% Prepayment Increase
Estimated cash flows from loan servicing fees	$2,173,224	$2,105,425	$175,638	$172,772
Servicing expense	(503,313)	(487,701)	(166,377)	(163,431)
Discount of estimated cash flows at 8.5% rate	(473,241)	(454,748)	(2,316)	(2,396)
Carrying value of retained interests after effect of increases	1,196,670	1,162,976	6,945	6,945
Carrying value of retained interest before effect of increases	(1,232,039)	(1,232,039)	(6,945)	(6,945)
Decrease of carrying value due to increase in prepayments	$(35,369)	$(69,063)	(0)	$(0)

continued...

Effect of Increases in Assumed Prepayment Speed on Retained Interest (Strip Receivable)

	Adjusted Rate Stratum		Fixed Rate Stratum	
	10% Prepayment Increase	20% Prepayment Increase	10% Prepayment Increase	20% Prepayment Increase
Estimated cash flows from interest income	$2,452,402	$2,369,686	$257,176	$254,052
Estimated credit losses on recourse loans	(294,976)	(286,125)	(18,702)	(18,371)
Discount of estimated cash flows at 8.5% rate	(525,089)	(498,707)	(39,514)	(38,637)
Carrying value of retained interests after effect of increases	1,632,337	1,584,854	198,960	197,044
Carrying value of retained interest before effect of increases	(1,682,346)	(1,682,346)	(200,930)	(200,930)
Decrease of carrying value due to increase in prepayments	$(50,009)	$(97,492)	$(1,970)	$(3,886)

Effect of Increases in Assumed Credit Loss Rate on Retained Interest (Strip Receivable)

	Adjusted Rate Stratum		Fixed Rate Stratum	
	10% Credit loss Increase	20% Credit loss Increase	10% Credit loss Increase	20% Credit loss Increase
Estimated cash flows from interest income	$2,539,964	$2,539,964	$260,393	$260,393
Estimated credit losses on recourse loans	(334,696)	(365,124)	(20,947)	(22,851)
Discount of estimated cash flows at 8.5% rate	(546,785)	(540,220)	(40,094)	(39,769)
Carrying value of retained interests after effect of increases	1,658,483	1,634,620	199,352	197,773
Carrying value of retained interest before effect of increases	(1,682,346)	(1,682,346)	(200,930)	(200,930)
Decrease of carrying value due to increase in credit losses	$(23,863)	$(47,726)	$(1,578)	$(3,157)

continued...

Effect of Increases in Assumed Discount Rate on Retained Servicing Interest

	Adjusted Rate Stratum		Fixed Rate Stratum	
	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
Estimated cash flows from loan servicing fees	$2,244,743	$2,244,743	$178,581	$178,581
Servicing Expense	(520,381)	(520,381)	(169,404)	(169,404)
Discount of estimated cash flows	(522,890)	(560,279)	(2,322)	(2,410)
Carrying value of retained interests after effect of increases	1,201,472	1,164,083	6,855	6,767
Carrying value of retained interest before effect of increases	(1,232,039)	(1,232,039)	(6,945)	(6,945)
Decrease of carrying value due to increase in discount rate	$(30,567)	$(67,956)	$(90)	$(178)

Effect of Increases in Assumed Discount Rate on Retained Interest (Strip Receivable)

	Adjusted Rate Stratum		Fixed Rate Stratum	
	10% Discount Rate Increase	20% Discount Rate Increase	10% Discount Rate Increase	20% Discount Rate Increase
Estimated cash flows from interest income	$2,539,964	$2,539,964	$260,393	$260,393
Estimated credit losses on recourse loans	(304,269)	(304,269)	(19,043)	(19,043)
Discount of estimated cash flow	(594,422)	(633,830)	(43,861)	(47,206)
Carrying value of retained interests after effect of increases	1,641,273	1,601,865	197,489	194,144
Carrying value of retained interest before effect of increases	(1,682,346)	(1,682,346)	(200,930)	(200,930)
Decrease of carrying value due to increase in credit losses	$(41,073)	$(80,481)	$(3,441)	$(6,786)

continued...

The following is an illustration of disclosure of expected static pool credit losses for loan participations sold with recourse to the Company. "Static pool credit loss" is an analytical tool that matches credit losses with the corresponding loans so that loan growth does not distort or minimize actual loss rates. The Company discloses static pool loss rates by measuring credit losses for loans originated in each of the last three years.

	Agency Recourse Loans Sold in		
Actual & Projected Credit Losses (%) as of:	2000	2001	2002
December 31, 2002	0	0	0
December 31, 2001	0	0	
December 31, 2000	0		

The following table presents quantitative information about delinquencies, net credit losses and components of loan participations sold with recourse as of and for the period ended December 31, 2002 and 2001:

	Total Principle Amount of loans****		Principal Amounts 60 or more days past due*		Net Credit Losses***	
Type of Loan	2002	2001	2002	2001	2002	2001
Participations Sold with Recourse	$18,150,555	$10,123,323	$0	$0	$0	$0
Portfolio Loans	837,052	2,783,523	$0	$0	$0	$0
Total Loans Managed**	$18,987,607	$12,906,846	$0	$0	$0	$0

*Loans 60 days or more past due are based on end of period total loans
** Owned and participated loans in which the Company has a risk of loss
*** Net credit losses are charge-offs and are based on total loans outstanding.
**** Represents the principal amount of the loan. Interest receivable and servicing rights held for participation loans are excluded from this table because they are recognized separately.

As an employment incentive, Brooke Credit Corporation has loaned money to certain employees for the purpose of acquiring the Company's common stock. Of the consumer loans at December 31, 2002 and 2001, $0 and $198,862, respectively, have been made to employees for this purpose.

3. *Property and Equipment*

A summary of property and equipment and depreciation is as follows:

	2002	2001
Furniture and Fixtures	$ 451,063	$ 279,649
Office and computer equipment	1,777,637	1,516, 168
Automobiles	774,644	606,284
Building	1,170,596	—
	4,173,940	2,402,101
Less: Accumulated depreciation	(1,854,952)	(1,752,325)
Property and equipment, net	$ 2,318,988	$ 649,776
Depreciation expense	$ 303,407	$ 241,167



Bank Loans, Notes Payable, and Other Long-term Obligations

	2002	*2001*
First National Bank & Trust, Phillipsburg, KS, line of credit, $960,000 available, $0 not utilized. Due January 2004. Interest rate is 8%. Collateralized by accounts receivable.	$960,000	$960,000
State Bank of Colwich, Colwich, KS, due August 2004. Interest rate is 11.75%, payable $1,435 monthly. Collateralized by insurance agency assets.	24,552	38,016
Chrysler Financial, Overland Park, KS, due February 2001 To December 2003. Interest rates are 7.80% to 8.94%, Payable monthly, Collateralization by automobiles.	155,159	183,268
Brooke Investment, Inc., Phillipsburg, KS, due February 2007. Interest rate is 10.00%, payable $1,718 monthly. Note is sold to participating bank. Collateralized by certain agency assets acquired by Brooke Investments, Inc.	68,051	82,757
Premier Insurance Agency Interest rate is 5.00%, Balance due January 2002. Collateralized by certain agency assets acquired by Brooke Corporation.	—	518,082
Hawkeye Insurance Associates, Inc. due August 2005 Interest rate is 0%, annual payments of $66,086. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	177,469	—
Charles Compton, due March 2004. Interest rate is 0%, and annual payments of $133,333. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	245,312	—
Carol Klinger, Inc., due July 2003. Interest rate is 0%, Balance due at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.	77,500	—
Watson & Associates Insurance Services, Inc. due November 2004. Interest rate is 0%, annual payments of $57,167. Collateralized by certain agency assets acquired by Brooke Corporation.	—	171,500
JL Rucker Insurance due January 2002. Interest rate is 0%, Collateralized by certain agency assets acquired by Brooke Corporation.	—	270,000
Burt Insurance Services. Due October, 2005. Interest rate is 0% , with annual payments of $126,700. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%	340,243	—
InsurCare Group Inc. Due October 2005. Interest rate is 0%, With annual payments of $21,232. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	57,017	—

continued...

	2002	*2001*
Arizona Economy Insurance. due October 2005. Interest rate 0% , with annual payments of $87,342. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	$234,550	$—
Stratmann Insurance Agency, Inc. due May 2004. Interest rate 0%, with annual payments of $7253 contingent on the renewal of specific policies.	14,506	—
Slaton Insurance of Jacksonville, Inc. due August 2003. Interest rate is 0%, and entire balance, subject to retention of revenue, due at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.	100,000	—
Cornutt-McIntire & Ratterman, Inc. due November 2005. Interest rate is 0%, quarterly payments of $20,280. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	222,068	—
R.D. Kennelly Insurance, Inc. due January 2005. Interest rate is 0%. Semi-annual payment of $179,959. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	670,247	—
Eric W. Schoenig, due June 2005. Interest rate is 8%, payable $6,991 monthly. Collateralized by certain agency assets.	189,520	—
Benny J. Ossi, due February 2004. Interest rate is 8% , payable $8,137 monthly. Collateralized by certain agency assets.	108,333	—
Rio Valley Insurance Group, Inc. due February 2004. Interest Rate is 0%, and the remaining balance is paid semi-annually with the 1st payment of $70,000 and the remaining two payments of $67,000. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	192,890	—
Dawn Insurance Agency, Inc. due May 2003. Interest rate is 0% , Payable $43,322 annually. Collateralized by certain agency assets acquired by Brooke Corporation.	43,322	86,644
Phares and Lites Agency, Inc. due June 2002. Interest rate is 0%, entire balance is due at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.	—	207,825
Bruner Insurance Agency, due September 2002. Interest rate is 5%, balance due September 2002. Collateralized by certain agency assets acquired by Brooke Corporation.	—	280,701
Lalumondier Insurance, Inc., due September 1, 2004 Interest rate is 5%, annual installments of $68,219. thereafter. Collateralized by certain agency assets acquired by Brooke Corporation.	136,437	204,656

continued...

	2002	2001
Anderson Insurance Agency, Inc due May 2002. Interest rate is 7.5%, entire balance is due at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.	$—	$163,300
Bond-Pyatt Insurance Agency, Inc. due August 2006 Interest rate at prime rate, first installment of $89,465 due January 2002, and annual installments of $89,465 thereafter. Collateralized by certain agency assets acquired by Brooke Corporation.	357,861	536,791
Della Bell Agency, due March 2002. Interest rate is 0% Entire balance due at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.	—	97,500
Mid Florida Insurance Inc., due January 2002. Interest Rate is 0%, entire balance due at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.	—	645,000
All Drivers Insurance Inc., due September, 2003. Interest Rate is 5% annual payments of $112,500. Collateralized by certain agency assets acquired by Brooke Corporation	112,500	225,000
Gateway Realty of Columbus Inc., due September 2010. Interest rate is 7%, annual principal payments of $67,345. Collateralized by certain agency assets acquired by Brooke Corporation.	538,763	606,109
Gary Karch & Associates A-1 Insurance Due December, 2002. Interest rate is 0% Collateralized by certain agency assets acquired by Brooke Corporation	—	67,500
Kohn-Senf Insurance Agency, Inc., due December 2002. Interest rate is 5% , entire balance due at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.	—	159,390
Sun Century Insurance Agency, Inc., due December, 2003. Interest rate is 5%, annual principal payments of $67,333. Collateralized by certain agency assets acquired by Brooke Corporation.	67,334	134,667
W.I. of Florida, Inc., due December 2003. Interest rate is 0%, annual payments of $73,176. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	69,197	146,352

continued...

	2002	*2001*
Cooper Insurance Agency, Inc., due August 2003. Interest Rate is 0%, balance is due at maturity. Collateralized by certain agency assets acquired by Brooke Corporation.	$310,420	$—
JD Failla & Associates, due February 2003. Interest rate is 0%, quarterly payments of $127,188. Collateralized by certain agency assets acquired by Brooke Corporation.	131,810	—
Donna Sue Saffel, due March 2003. Interest rate is 0%, annual payments of $62,500. Collateralized by certain agency assets acquired by Brooke Corporation.	62,500	—
All Insurance, due March 2005. Interest rate is 0%, annual payments of $25,196. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	67,663	—
Able Insurance, due March 2006. Interest rate is 0%, annual payments of $45,867. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	159,849	—
Rebel Auto Insurance, Inc., due May, 2003. Interest rate is 0%, and one payment of remaining balance is due May, 2003. Collateralized by certain agency assets acquired by Brooke Corporation.	87,500	—
Crouch Insurance Agency, LLC, due May 2004. Interest rate is 0%, annual payments of $97,970. Collateralized by certain agency assets acquired by Brooke Corporation. Note balance is discounted based on imputed interest rate of 5.75%.	180,249	—
NCMIC Finance Corporation, Des Moines, IA due June, 2003. Interest rate is 7.75% and nine monthly payments of $38,017. Collateralized by unearned insurance premium.	221,916	—
Total bank loans and notes payable	6,384,738	5, 785,058
Bonds & Debentures payable (See note 5) and Capital lease obligation (see note 6)	7,285,000	5,780,000
Total bank loans, notes payable and other long-term obligations	13,669,738	11,565,058
Less: Current maturities and short-term debt Total bank loans, notes payable and other long-term obligations	(3,263,805)	(4,166,123)
Total long-term debt	$ 10,405,933	$ 7,398,935

None of the bank loans, notes payable and other long term obligations contain covenants that: require the Company to maintain minimum financial ratios or net worth; restrict management's ability to pay dividends; restrict management's ability to buy or sell assets; restrict management's ability to incur additional debt; or contain any subjective acceleration clauses. Interest incurred on bank loans, notes payable and other long-term obligations for the period ended December 31, 2002 and 2001 is $748,874 and $513,193, respectively. Short-term debt represents the non-cash investing transactions utilized to purchase agency assets.

continued...

Bank loans, notes payable and other long-term obligations mature as follows:

Twelve months Ending December 31	Bank Loans & Notes payable	Capital Lease	Bonds & Debentures payable	Total Payable
2003	$2,838,805	$60,000	$365,000	$3,263,805
2004	2,223,372	70,000	5,020,000	7,313,372
2005	834,424	70,000	725,000	1,629,424
2006	218,754	80,000	—	298,754
2007	67,345	80,000	380,000	527,345
Thereafter	202,038	435,000	—	637,038
	$6,384,738	$795,000	$6,490,000	$13,669,738



Long-Term Debt, Bonds Payable

Brooke Credit Corporation has offered secured bonds (series 1997A, 1997B and 1997C) for sale to institutional investors in $5,000 denominations. Brooke Credit Corporation has also offered secured bonds (series 1998E, and 2001F) for sale to the public in $5,000 denominations. These bonds are issued in registered form with interest payable semi-annually on January 1st and July 1st of each year. These bonds are not callable by Brooke Credit Corporation and are not redeemable by the bondholder until maturity. Brooke Credit Corporation covenants to use all bond proceeds for the purposes of funding loans or purchasing receivables. Brooke Credit Corporation has no other debt and covenants not to incur obligations superior to its obligations to bondholders. The Company is offering unsecured debentures (Series A and Series B) for sale to the public in denominations of $1,000 with a minimum purchase amount of $5,000.The bonds will be issued in book-entry form and registered in the name of The Depository Trust Company or its nominee. Interest is paid semi-annually on December 1st and June 1st. The Series B debentures are callable on the third year anniversary of the issuance of the debentures. The Company plans to use the debenture sale proceeds to acquire insurance agencies for inventory, make corporate acquisitions, purchase loan participation certificates or make short term working capital loans to insurance agents or our other subsidiaries.

At December 31, 2002 and 2001, the bonds & debentures payable consist of:

Series	*Rate*	*Maturity*	*2002 Principal Value*	*2001 Principal Value*
1997B Bonds	10.250%	Jan. 1, 2002	$ —	$ 155,000
1997C Bonds	10.500%	Jan. 1, 2003	365,000	365,000
1998E Bonds	10.125%	Jan. 1, 2002	—	820,000
2001F Bonds	9.125%	Jul. 1, 2004	5,020,000	4,440,000
Series A. Debentures	8.000%	Dec. 1, 2005	725,000	—
Series B Debentures	9.250%	Dec. 1, 2007	380,000	—
Total			$6,490,000	$5,780,000

Interest payable is $255,962 and $205,415 at December 31, 2002 and 2001, respectively.

6. *Long-Term Debt, Capital Leases*

Phillips County, Kansas has issued Industrial Revenue Bonds for the purpose of purchasing, renovating, and equipping an office building in Phillipsburg, Kansas for use as a processing center. The total bonds issued were $825,000 with various maturities through 2012. As of December 31, 2002, all bond proceeds had been released for payment to various contractors and building construction was substantially complete. The Company leases the building from Phillips County, Kansas. It may be purchased for a nominal amount at the expiration of the lease agreement. The Company is required to provide insurance coverage on the building as specified by the lesser. Under the criteria established by SFAS 13, *"Accounting for Leases"* this asset has been capitalized in the Company's financial statements.

Future capital lease payments and long-term operating lease payments are as follows:

Period	Capital Real Estate	Operating Real Estate	Total
2003	$115,163	$454,160	$569,323
2004	121,450	256,824	378,274
2005	117,119	191,787	308,906
2006	122,450	116,846	239,296
2007	117,100	20,340	137,440
2008 and thereafter	521,843	—	521,843
Total minimum lease payments	$1,115,125	$1,039,957	$2,155,082
Less amount representing interest	(320,125)		
Total obligations under capital leases	795,000		
Less current maturities of obligations under capital leases	(60,000)		
Obligations under capital leases payable after one year	$735,000		



Income Taxes

The elements of income tax expense (benefit) are as follows:

	2002	2001
Current	$ 0	$ 0
Deferred	746,906	358,241
	$ 746,906	$358,241

The Company's net operating loss carry forwards were used to offset current tax expense by decreasing the deferred tax asset decreased to zero as the result of using all net operating loss carry forwards available to the Company.

Reconciliation of the U.S federal statutory tax rate to Brooke Corporation's effective tax rate on pretax income, based on the dollar impact of this major component on the current income tax expense:

	2002	2001
U.S. federal statutory tax rate	34%	34%
State statutory tax rate	4%	4%
Effect of the utilization of net operating loss carry forwards	(3)	(3)
Miscellaneous	(1)	(1)
Effective tax rate	34%	34%

Reconciliation of deferred tax asset:	2002	2001
Beginning balance, January 1	$ 906,543	$ 1,264,784
Deferred income tax (expense) benefit	(746,906)	(358,241)
Balance, December 31	$ 159,637	$ 906,543

Expiration date of net operating loss carry forward is December 31,2020 in the amount of $469,520.



Employee Benefit Plans

The Company has a defined contribution retirement plan covering substantially all employees. Employees may contribute up to 15% of their compensation. The Company may contribute an additional amount to the plan at the discretion of the Board of Directors. No employer contributions were charged to expense for years ended December 31, 2002 and 2001.



Concentration of Credit Risk

The Company maintains cash balances at several banks. On December 31, 2002 and 2001, the Company had account balances of $1,281,038 and $4,943,574 respectively, with one bank which exceeds the $100,000 insurance limit of the Federal Deposit Insurance Corporation. The Company sells participation loans to several banks. On December 31,2002, the Company had participation loans sold of $26,038,327 to one financial institution. This represents 44% of participations sold at December 31, 2002.

10. *Segment and Related Information*

During 2002, the Company acquired CJD & Associates which added an increasingly significant volume of insurance brokerage business to the Company's existing insurance franchise business. As such, for the year ended December 31, 2002, the Company has separated the segment previously referred to as Insurance Agency Business into two segments, Insurance Franchise Business and Insurance Brokerage Business. For the year ended December 31, 2001, commissions from insurance brokerage sales were not significant so all insurance business operations were reported in the Insurance Franchise Business segment and no insurance business operations were reported in the Insurance Brokerage Business segment.

Consulting and other fees earned by the Company are also an increasingly significant part of the Company's business. These fees (finders fees, buyers assistance plan fees, gains on sales of agencies, gains on seller debt extinguishment) are typically related to agency ownership transfers and were not previously allocated to any reportable segment. Because the Company's lending activities are also typically related to agency ownership transfers, these fees have been allocated to the lending segment previously referred to as Financial Services Business and renamed as Facilitator Services Business segment. As a result of the changes described above, the Company's three reportable segments as of and for the years ended December 31, 2002 and 2001 consisted of its Insurance Franchise Business, Insurance Brokerage Business and its Facilitator Services Business.

The Insurance Franchise Business segment includes the sale of insurance on a retail basis primarily through franchise agents in the states of Arizona, Colorado, Florida, Georgia, Iowa, Illinois, Kansas, Louisiana, Missouri, Nebraska, Nevada, New Mexico, Oklahoma, Tennessee, Texas, and Utah. The Insurance Brokerage Business segment includes the sale of insurance on a wholesale basis through the Company's franchise agents and other agents not affiliated with the Company. The Facilitator Services Business segment includes the sale of those services, such as lending and consulting, which facilitate the transfer of insurance agency ownership.

Unallocated corporate-level expenses are reported in the reconciliation of the segment totals to the related consolidated totals as "other corporate expenses". Management evaluates the performance of its segments and allocates resources to them based on the net income before income taxes. The segments' accounting policies are the same as those described in the summary of significant accounting policies.

The table below reflects summarized financial information concerning the Company's reportable segments for the years ended December 31, 2002 and 2001:

2002	Insurance Franchise Business	Insurance Brokerage Business	Facilitator Services Business	Elimination of Intersegment Activity	Consolidated Totals
Insurance Commissions	$ 27,966,137	$ 2,573,606	$ —	$ —	$ 30,539,743
Interest income	—	—	914,137	(674,079)	240,058
Gain on sale of notes receivable	—	—	2,762,673	—	2,762,673
Finders fees	—	—	1,589,254	—	1,589,254
Buyers Assistance Plan fees	—	—	3,954,444	—	3,954,444
Gain on Sale of Agencies	—	—	165,226	—	165,226
Gain on Extinguishment of Debt	—	—	438,706	—	438,706
Interest expense	252,217	—	—	—	252,217
Commissions expense	24,206,841	1,148,456	—	—	25,355,297
Depreciation and amortization	446,357	53,340	309,513	—	809,210
Segment assets	21,482,153	6,240,969	8,103,345	(7,471,781)	28,354,686
Expenditures for segment assets	1,641,974	114,713	—	—	1,756,687

continued...

2001	Insurance Franchise Business	Insurance Brokerage Business	Facilitator Services Business	Elimination of Intersegment Activity	Consolidated Totals
Insurance Commissions	$ 20,895,232	$ —	$ —	$ —	$ 20,895,232
Interest income	(343,632)	—	578,302	(160,076)	74,594
Gain on sale of notes receivable	—	—	507,670	—	507,670
Finders fees	—	—	450,000	—	450,000
Buyers Assistance Plan fees	—	—	1,589,550	—	1,589,550
Gain on Sale of Agencies	—	—	676,503	—	676,503
Interest expense	169,561	—	—	—	169,561
Commissions expense	16,220,082	—	—	—	16,220,082
Depreciation and amortization	382,295	—	58,319	—	440,614
Segment assets	9,341,182	—	13,527,753	(5,001,306)	17,867,629
Expenditures for segment assets	232,790	—	—	—	232,790

Profit (Loss)	2002	2001
Insurance Franchise profit	$ 3,233,439	$ 3,779,662
Insurance Brokerage profit	1,433,013	—
Facilitator Services profit	8,779,645	3,583,630
Total segment profit	13,446,097	7,363,292
Unallocated Amounts:		
Other income	35,795	—
Impairment loss	—	(162,877)
Other corporate expenses	(11,285,111)	(6,099,369)
Loss on sale of fixed Assets	—	(47,397)
Income before income taxes	$ 2,196,781	$ 1,053,649

11. *New Accounting Standard*

The FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which is effective for the Company as of January 1, 2003. This Statement eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Management continued to evaluate the impact that adoption of SFAS 145 will have on its consolidated financial statements. The FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which is effective for the Company for exit or disposal activities that are initiated after December 31, 2002. This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The Company will adopt SFAS 146 for all exit or disposal activities that are initiated after are initiated after December 31, 2002. The FASB issued SFAS 147, "Acquisition of Certain Financial Institutions ", which is effective for the Company for acquisitions for which the date of acquisition is on or after October 1, 2002. This statement removes acquisitions of financial institutions from the scope of both Statement 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141 "Business Combinations", and No. 142 "Goodwill and Other Intangible Assets". In addition, this Statement amends thid disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Management continues to evaluate the impact that adoption of SFAS 148 will have on its consolidated financial statements.

12. *Related Party Information*

At the request of the Company, Robert D. Orr, Leland G. Orr and Michael Hess have, in some cases, each personally guaranteed payment of amounts due suppliers by the Company under certain agency agreements. The amounts guaranteed under such agency agreements vary depending on the value of premiums to be collected under such agency agreements. Mr. Orr, Mr. Orr and Mr. Hess have also each personally guaranteed repayment of a $960,000 line of credit loan to First National Bank and Trust of Phillipsburg, Kansas. No compensation or other benefit is provided to Mr. Orr, Mr. Orr or Mr. Hess for making personal guarantees on behalf of the Company even though the continuance of these guarantees is important to the Company's prospects. At the request of the Company, Robert Orr, Leland Orr, Michael Hess, and Shawn Lowry each personally guaranteed repayment to Brooke Credit Corporation of a promissory note made to Austin Agency, Inc., Brownsville, Texas, for the acquisition of an insurance agency. On December 31, 2002, the Company's total loss exposure related to this loan was zero because the entire loan balance of $1,036,333 was sold without recourse to an unaffiliated lender. Without Mr. Orr, Mr. Orr, Mr. Hess and Mr. Lowry's personal guarantees, Austin Agency did not qualify for credit and the Company would have missed an expansion opportunity. The four guarantors have each acquired 6.25% of the outstanding stock of Austin Agency, Inc. as consideration for their guarantees although Mr. Orr, Mr. Orr, Mr. Hess and Mr. Lowry have stated their intentions to return their stock to Austin Agency for cancellation as soon as their guarantees are released. Robert D. Orr, Leland G. Orr and Michael Hess own 100% of the voting stock of GI Agency, Inc. Although GI Agency was a franchise agent for the Company in previous years, it is not currently a franchise agent and its business operations do not include insurance sales. On December 31, 2002, the Company's total loss exposure related to loans made by Brooke Credit Corporation to GI Agency was zero because all such loan balances, totaling $1,861,601, were sold without recourse to an unaffiliated lender. Robert D. Orr, Leland G. Orr and Michael Hess own a controlling interest in Brooke Holdings, Inc., which owned 67.1% of the Company's common stock on December 31, 2002. Prior to enactment of the Sarbanes-Oxley Act in July, 2002, the Company had extended unsecured credit to Brooke Holdings in the total amount of $608,189 bearing interest at a rate of 9.5% per annum and maturing on December 31, 2002. Brooke Holdings expects to repay, or refinance with a third party, this credit extension by June 30, 2003.Shawn Lowry is the sole manager of First Financial Group, L.C., a Kansas limited liability company. Michael Lowry and Shawn Lowry are the co-members of First Financial Group, L.C. Kyle Garst is the sole manager and sole member of American Financial Group, L.C., a Kansas limited liability company. First Financial Group, L.C. and American Financial Group, L.C. help insurance agencies qualify for credit by providing loan guarantees, typically in exchange for an ownership interest in the insurance agency. This activity provides significant benefit to the Company by qualifying more agents for credit. On June 1, 2001, First Financial Group, L.C., guaranteed 65% of a Brooke Credit Corporation loan to Palmer, L.L.C. of Baxter Springs, Kansas and received a 15% profit interest in Palmer, L.L.C. as consideration. The loan was originated on June 1, 2001 and is scheduled to mature on September 1, 2011. As of December 31, 2002, the entire loan principal balance of $694,971 was sold to unaffiliated lenders. The Company's exposure to loss on this loan is limited to a recourse obligation by Brooke Credit Corporation on $427,475 of loan participation balances. On August 30, 2002, First Financial Group, L.C. Guaranteed 50% of a Brooke Credit Corporation loan to Stein and Associates L.L. C. of Kearney, Missouri and received a 10% profit interest in Stein and Associates, L.L.C. As consideration. The loan was originated on August 30, 2002. and is scheduled to mature on August 15, 2014. As of December 31, 2002 the entire loan principal balance of $547,611 was sold to unaffiliated lenders. The Company's exposure to loss on this loan is limited to a recourse obligation by Brooke Credit Corporation on $410,703 of loan participation balances. On October 15, 2001 American Financial Group, L.C. and First Financial Group, L.C. each guaranteed 50% of a Brooke Credit Corporation loan to The Wallace Agency, L.L.C. of Wanette, Oklahoma and each received a 7.5% profit interest in The Wallace Agency.

continued...

The loan was originated on October 15, 2001 and is scheduled to mature on January 1, 2014. As of December 31, 2002 the entire loan principal balance of $422,454 was sold to unaffiliated lenders. The Company's exposure to loss on this loan is limited to a recourse obligation by Brooke Credit Corporation on $291,590 of loan participation balances. Anita Larson is married to John Arensberg, a partner in Arensberg Insurance of Overland Park, Kansas. The Company and Arensberg Insurance have entered into a franchise agreement pursuant to which Arensberg Insurance participates in the Company's master agent program. In addition, Brooke Credit Corporation has extended credit to Arensberg Insurance to acquire an insurance agency. The loan was made on substantially the same terms and conditions as provided to other agents and is scheduled to mature on October 1, 2009. As of December 31, 2002, the entire loan principal balance of $714,337 was sold to unaffiliated lenders. The Company's exposure to loss is limited to a recourse obligation by Brooke Credit Corporation on $245,120 of loan participation balances. The Company entered into a franchise agreement and made loan advances to Arensberg Insurance partnership prior to Ms. Larson's employment by the Company. Furthermore, Ms. Larson is not a partner of Arensberg Insurance. The Company believes that the partners of Arensberg Insurance are established and credible businessmen and therefore believes its exposure to loss from its recourse obligation is limited. Anita Lowry is a sister to Robert D. Orr and Leland G. Orr and the mother of Shawn Lowry and Michael Lowry and is married to Don Lowry. Don and Anita Lowry are shareholders of American Heritage Agency, Inc. of Hays, Kansas. The Company and American Heritage Agency, Inc. entered into a franchise agreement on February 28, 1999 pursuant to which American Heritage Agency, Inc. participates in the Company's master agent program. As of December 31, 2002, Brooke Credit Corporation had six loans outstanding to American Heritage Agency with total principal balances of $557,587. All such loans were made on substantially the same terms and conditions as provided to other agents and are scheduled to mature on October 15, 2003, August 15, 2003, January 16, 2005, September 1, 2010, February 1, 2014 and April 1, 2014. The Company's exposure to loss is limited to retained principal loan balances of $4,997 because all other loan balances have been sold to unaffiliated lenders without recourse. The Company sells insurance to its Board of Directors and its employees. The aggregate of these transactions is not significant to the financial statements. The Company's employee handbook contains conflict of interest guidelines which are applicable to Company management and employees. The purpose of the guidelines is to prevent an employee in a position to influence a decision regarding the Company to use such influence for personal gain. Pursuant to the guidelines, an employee in such a position is required to notify an officer of the Company of the existence of such a situation.



Acquisitions and Divestitures

On June 30, 2000, the Company acquired 900 shares of Interstate Insurance Group, LTD from Gerald Lanio and William Tyer. These shares represented 100% of the shares outstanding. The total purchase price was estimated to be $1,200,000 plus Interstate's net tangible book value. However, that portion of the purchase price exceeding net tangible book value was contingent upon future revenues. Therefore, in accordance with paragraph 80 of APB 16, *"Business Combinations"*, the purchase price was recorded as an asset when cash payments were made to the sellers. Cash payments of $300,000 and $162,877 were recorded in 2000 and 2001, respectively, as Excess Cost of Purchased Subsidiary. As disclosed in footnote 1 (g) to these financial statements, these amounts were subsequently written off as impaired. On August 1, 2002 the Company acquired insurance agency assets operating under the trade-name of Bornstein Financial Group for an initial purchase price of $200,000. The initial purchase price has been allocated to Agency Assets as disclosed in footnote 1 (v). The sellers are entitled to a $400,000 increase of the initial purchase price if premiums remain at certain minimum levels during the contingency period of March, 2003 through February, 2005. Any such purchase price increase shall be paid to the sellers semiannually during the contingency period and, in accordance with paragraph 80 of APB 16, *"Business Combinations"*, the payment shall be recorded as an asset when made. Bornstein Financial Group sells annuities using a seminar based sales approach.

On July 1, 2002, the Company acquired 100% of the outstanding shares of CJD & Associates, L.L.C. from Colin and Julie Davidson for an initial purchase price of $2,024,816. A portion of the initial purchase price has been allocated to Excess Cost of Purchased Subsidiary as disclosed in footnote 1 (g). The sellers are entitled to an increase of the initial purchase price equal to 30% CJD & Associates monthly net revenues during the contingency period of September 1, 2003 to September 1, 2007. Any such purchase price increase shall be paid to the sellers monthly during the contingency period and, in accordance with paragraph 80 of APB 16, *"Business Combinations"*, the payment shall be recorded as an asset when made. CJD & Associates, L.L.C. operates an insurance agency wholesaler under the trade name of Davidson Babcock. As an insurance agency wholesaler, Davidson Babcock typically sells insurance policies through retail agents and not directly to consumers. With regards to the acquisition of CJD & Associates, L.L.C., the Company has compiled the following pro forma information.

continued...

The following summary consolidated actual and pro forma financial information should be read in conjunction with our consolidated financial statements and their related notes. The consolidated statement of operations data for the years ended December 31, 2002 and 2001 labeled "Actual" are derived from, and are qualified by reference to, the audited financial statements included. The consolidated statement of operations data for the years ended December 31, 2002 and 2001 labeled "Pro Forma" are unaudited. The consolidated balance sheet data at December 31, 2002 and 2001 labeled "Actual" are derived from, and are qualified by reference to, the audited financial statements included. The consolidated balance sheet data at December 31, 2002 and 2001 labeled "Pro Forma" are unaudited.

Consolidated Statement of Operations Data:

	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Actual	**Pro Forma**	**Actual**	**Pro Forma**
Operating income	$40,395,273	$42,641,650	$24,494,157	$27,585,452
Operating expenses	37,946,275	39,548,132	23,270,947	25,658,556
Other (income) expenses	252,217	191,670	169,561	235,369
Income tax expense (benefit)	746,906	986,629	358,241	575,119
Net income	$1,449,875	$1,915,219	$695,408	$1,116,408
Net income per share:				
Basic	$1.66	$2.30	$.91	$1.52
Diluted	$1.56	$2.12	$.90	$1.44

continued...

Consolidated Balance Sheet Data:

	December 31, 2002		December 31, 2001	
	Actual	Pro Forma	Actual	Pro Forma
Cash	$7,210,318	$7,210,318	$4,787,869	$5,175,931
Accts & notes receivable, net	9,236,545	9,236,545	7,810,688	10,016,270
Other current assets	5,275,322	5,275,322	1,831,262	1,858,607
Current Assets	21,722,185	21,722,185	14,429,819	17,050,808
Net property and equipment	2,318,988	2,318,988	649,776	754,304
Other non-current assets	4,313,513	4,313,513	2,778,034	3,917,427
Total Assets	$28,354,686	$28,354,686	$17,867,629	$21,722,539
Accounts payable	$5,181,974	$5,181,974	$2,299,366	$2,544,541
Premiums payable	4,415,188	4,415,188	2,256,732	4,237,671
Unearned buyer assistance fees	1,666,417	1,666,417	928,232	928,232
Current maturities of long-term debt	2,272,159	2,272,159	3,470,608	5,067,549
Other current liabilities	1,319,051	1,319,051	992,357	1,024,212
Current Liabilities	14,854,789	14,854,789	9,947,295	13,802,205
Long-term debt	10,405,933	10,405,933	7,398,935	7,398,935
Other non-current liabilities	53,292	53,292	42,260	42,260
Total Liabilities	$25,314,014	$25,314,014	$17,388,490	$21,243,400
Common stock	774,973	774,973	704,018	704,018
Preferred stock	2,078,867	2,078,867	1,899,850	1,899,850
Paid in capital	1,875,333	1,875,333	703,023	703,023
Treasury stock	(39,500)	(39,500)	(39,500)	(39,500)
Retained deficit	(1,868,981)	(1,868,981)	(2,787,370)	(2,787,370)
Notes receivable for common stock	—	—	(8,193)	(8,193)
Accumulated other comprehensive income	219,980	219,980	7,311	7,311
Total Liabilities and Stockholders' Equity	$28,354,686	$28,354,686	$17,867,629	$21,722,539

14. *Stock Based Compensation*

The Company's net income and net income per common share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of No. 123, *"Accounting for Stock-Based Compensation"*:

	2002
Net income:	
As reported	$1,449,875
Pro forma	$1,310,691
Basic earnings per share:	
As reported	$1.66
Pro forma	$1.47
Diluted earnings per share:	
As reported	$1.56
Pro forma	$1.40

The fair value of the options granted in 2002 is estimated on the date of grant using the binomial option pricing model. The weighted-average assumptions used and the estimated fair value are as follows:

	2002
Expected term	2.1 years
Expected stock volatility	30%
Risk-free interest rate	5%
Dividend	1%
Fair value per share	$5.10

The Company has granted stock options to officers, certain key employees, and directors for the purchase of its common stock under a shareholder-approved plan. As of December 31, 2002, the Brooke Corporation 2001 Compensatory Stock Option Plan authorizes the issuance of up to 90,000 shares of the Company's common stock, for use in paying incentive compensation awards in the form of stock options. Unless otherwise required by law, the options are granted at fair value at the date of grant, and, except for stock options awarded to selected officers and directors, become partially exercisable immediately. The options expire five to ten years from the date of grant. At December 31, 2002 there were 47,850 additional shares available for granting stock options under the stock plan.

	Share under Option	Weighted average exercise price
Outstanding, Jan. 1, 2002	—	$ —
Granted	47,500	25.00
Exercised	(800)	25.00
Relinquished	(2,000)	27.50
Terminated and expired	(3,350)	25.00
Outstanding, Dec. 31, 2002	41,350	$ 25.00

No options to purchase shares were exercisable at December 31, 2002. The following table summarizes information concerning outstanding and exercisable options at December 31, 2002.

	Options Outstanding			*Options Exercisable*	
Range of Exercisable Prices	Number Outstanding	Remaining Contractual Life in years	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$25-27.50	41,350	2.1	$25.00	0	NA

On September 20, 2002, Robert D. Orr relinquished the 2,000 options granted to him by the Company's Compensation Committee.



Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets", collectively referred to as the "Standards, " which were effective for the Company as of January 1, 2002. SFAS No. 141 supercedes APB No. 16, "Business Combinations." The provisions of SFAS No. 141 (1) require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, (2) provide specific criteria for the initial recognition and measurement of intangible assets apart from goodwill, and (3) required that un-amortized negative goodwill be written off immediately as an extraordinary gain instead of being deferred and amortized. SFAS No. 141 also requires that, upon adoption of SFAS No. 142, the Company reclassify the carrying amounts of certain intangible assets into or out of goodwill, based on certain criteria. SFAS No. 142 supercedes APB No. 17, "Intangible Assets", and is effective for the fiscal years beginning after December 15, 2001. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of good will and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and/or indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill, and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives.

The following table adjusts reported net income and earnings per share for the year ended December 31, 2001 (prior to the adoption date) to exclude amortization of goodwill and other intangible assets with indefinite useful lives:

	Net Income	Basic EPS	Diluted EPS
As reported	$695,408	$.91	$.90
Amortization of goodwill	$23,780	$.00	$.00
	$699,188	$.91	$.90

There are no intangible assets with indefinite useful lives, as of December 31, 2002, and December 31, 2001. The intangible assets with definite useful lives have a value of $2,303,691 and $719,611 as of December 31, 2002, and 2001, respectively. These assets are included in "Other Assets" in the balance sheet. Amortization expense was $195,006 and $137,348 for the years ended December 31, 2002 and 2001, respectively.



Supplemental Cash Flow Disclosures

Supplemental disclosures:		
Cash paid for interest	$725,569	$509,781
Cash paid for income tax	—	—
Non cash financing activity—additional paid in Capital for contributed services	$30,000	$30,000

During the year ending December 31, 2002, the statement of cash flows reflect the purchase of agencies into inventory totaling $7,083,787 and the sale of agencies from inventory totaling $12,400,359. Agency inventory decreased $464,617 from the December 31, 2001 to December 31, 2002, however net cash of $5,316,572 was provided by the Company's agency inventory activities because $4,851,955 of the purchase price of agency inventory was provided by sellers per table below.

	2002	2001
Purchase of insurance agency inventory	$(7,083,787)	$(3,040,293)
Sale of insurance agency inventory	12,400,359	6,546,571
Net cash provided from sale of agency inventory	5,316,572	3,506,278
Cash provided by sellers of agency inventory	(4,851,955)	(4,057,078)
(Increase) Decrease in inventory on balance sheet	$464,617	$ (550,800)

17. *Subsequent Events*

During the first quarter of 2003, CJD & Associates, LLC, a wholly owned subsidiary of the Company, incorporated The DB Group, LTD in the country of Bermuda as a captive insurance company for the purpose of underwriting, as a reinsurer, a small portion of the insurance written by its agents. During the first quarter of 2003, CJD & Associates, LLC also incorporated DB Indemnity, LTD in the country of Bermuda as a captive insurance company for the purpose of insuring a portion of the professional (errors and omissions) liability exposure of the Company's agents.

During the first quarter of 2003, the Company's board declared a six-for-one stock split on its outstanding common stock (five new shares to be issued for each share held) to be effected in the form of a dividend to stockholders of record on March 3, 2003. This dividend was in addition to quarterly cash common stock dividends payable to holders of record on February 28, 2003 and quarterly cash preferred stock dividends payable to holders of record on March 31, 2003. During the first quarter of 2003, the Company's board also authorized the designation, issuance and sale of 200,000 shares of the Company's preferred stock at a price of $50 per share, dividend rate not to exceed ten percent (10%) per annum, and the right to convert one share of preferred stock for five shares of common stock (after stock dividend dilution) prior to April 15, 2004. During the first quarter of 2003, the Company's finance company subsidiary Brooke Credit Corporation, through its wholly owned special purpose entity Brooke Acceptance Company LLC, commenced an offering of securities through a new loan participation program. Through this program, securities are offered in increments of $150,000 to financial institutions, in a pool of commercial credits with outstanding principal balances totaling approximately $16.1 million. If the Company's offering is successful, the securities will carry a Single "A" Rating from Standard and Poor's Rating Agency. As of this date, the Company has issued additional unsecured debentures to the public in the first quarter of 2003 totaling $1,359,000 ($369,000 Series A and $990,000 Series B). During the first quarter of 2003, the Company expanded the autonomy and redefined the operations of its three primary subsidiaries, Brooke Franchise Corporation, Brooke Credit Corporation and CJD & Associates, LLC. New members were elected to the board of directors of the three primary subsidiaries and new officers appointed. With a single exception, the new board members and new officers of the primary subsidiaries do not also serve as board members or officers of the Company or another primary subsidiary. In an associated event, during the first quarter of 2003, the Company executed written agreements that assigned franchise fees and other such revenues to one of its primary subsidiaries, Brooke Franchise Corporation, as of December 31, 2002 for certain franchise agreements entered into by the Company prior to the date that the written agreement was executed. In consideration of this assignment, Brooke Franchise Corporation agreed to perform those services required pursuant to all such franchise agreements.

During the first quarter of 2003, the Company consummated insurance agency inventory purchases and sales as the result of purchase and sale agreements entered into on or before December 31, 2002. Pursuant to the terms of these agreements to acquire insurance agencies, the Company has or may incur additional liabilities to sellers in the first quarter of 2003 of $ 426,500.

18. *Prior Period Adjustment*

The Company has recorded a prior period adjustment for the year ended December 31, 2001 to accrue a payable for commissions due to producers in order to better match commission revenues with corresponding commission expenses by estimating the amount of commissions due producers at each period end based on historical commission payment rates. This prior period adjustment results in a $797,277 reduction in retained earnings at December 31, 2001. Retained earnings for December 31, 2001 were reduced from ($2,452,773) to ($3,250,050) as the result of accruing for a $1,207,995 producer expense payable and correspondingly increasing the deferred tax asset by $410,718 as of December 31, 2000. Any such adjustment for additional commission expense in 2001 was not material and therefore 2001 earnings were not affected by this adjustment. The amount of corresponding additional commission expense was recorded in the years of 2000 and prior.

continued...

The Company has also recorded prior period adjustments for the periods ended March 31, 2002, June 30, 2002 and September 30, 2002 to accrue a payable for commissions due to producers. The effect of these adjustments is recapped as follows:

	03/31/2002 Retained Earnings	06/30/2002 Retained Earnings	09/30/2002 Retained Earnings	03/31/2002 Net Income	06/30/2002 Net Income	09/30/2002 Net Income
As previously reported	$($1,538,343)	$(1,325,966)	$(1,175,563)	$557,480	$865,161	$1,181,619
Change in accounting for producer expense accrual	(1,207,995)	(1,443,843)	(1,794,292)	0	(253,316)	(586,297)
Prior period adjustments affect on deferred tax assets	410,718	490,907	610,059	0	86,127	199,341
As adjusted	$(2,335,620)	$(2,278,902)	$(2,359,796)	$557,480	$697,972	$794,663

	03/31/2002 Earnings Per Share	06/30/2002 Earnings Per Share	09/30/2002 Earnings Per Share	03/31/2002 Diluted Earn Per Share	06/30/2002 Diluted Earn Per Share	09/30/2002 Diluted Earn Per Share
As previously reported	$.71	$1.03	$1.37	$.64	$.99	$1.30
Change in accounting for producer expense accrual	0	(.35)	(.79)	0	(.31)	(.70)
Prior period adjust-ments affect on deferred tax assets	0	.13	.27	0	.11	.24
As adjusted	$.71	$.81	$.85	$.64	$.79	$.84



19. *Reclassification*

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

Report of Summers, Spencer, & Callison, CPAs, Chartered

To the Board of Directors
Brooke Corporation:

We have audited the accompanying consolidated balance sheets of

BROOKE CORPORATION

as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are fee of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BROOKE CORPORATION as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Summers, Spencer & Callison, CPAs, Chartered

Topeka, Kansas

February 21, 2003

BOARD OF DIRECTORS

John Allen, 54 Director since 2001. Member of Audit and Compensation Committees
Chief Operating Officer (previously Managing Executive) of the Cincinnati Reds since 1995. Previously served as director of business operations for Columbus (OH) Clippers and senior vice president of GRA, Inc.

Mike Hess, 46 Director since 1989. Member of Executive Committee.
President of CJD & Associates, LLC since 2002. President of Brooke Corporation from 1996 to 2000. Vice President and Sales officer of Brooke Corporation from 1989 to 1996. currently serves as director of Patrons Insurance and Great Plains Mutual Insurance Companies.

Derrol Hubbard, 46 Director since 2001. Member of Audit and Compensation Committees.
Served in various management capacities with several real estate, gaming and venture capital companies, although since 1998 his primary responsibilities have been as Real Estate Development Manager for R.D Hubbard Enterprises, Inc.

Leland Orr, 40 Director since 1986. Member of Executive Committee.
Chief Financial Officer of Brooke Corporation since 1986. Concurrently serving as Processing Center Manager since 1995 and as President of Brooke State Bank of Jewell from 1991 to 1994.

Robert Orr, 49 Director sine 1986. Member of Executive Committee.
Chief Executive Officer of Brooke Corporation since 1986. Concurrently served as Chairman of Brooke State Bank of Jewell from 1991 to 1994, Chief Executive Officer of Farmers State Bank of Phillipsburg from 1992 to 1995.


Derrol Hubbard Robert Orr John Allen Michael Hess Leland Orr

CORPORATE OFFICERS

Brooke Corporation Officers

Robert D. Orr
Chairman and Chief Executive Officer

Leland G. Orr
President and Chief Financial Officer

Anita Larson
Corporate Secretary and General Counsel

Kyle Garst
Corporate Vice President

Brooke Credit Corporation Officers

Mick Lowry
President

Wayne Kindrick
Senior Credit Manager

CJD & Associates Officers

Mike Hess
President

Colin Davidson
Senior Vice President

Brooke Franchise Corporation Officers

Shawn Lowry
President

Dane Devlin
Vice President of Operations

Ken Clemmer
Dallas Regional Vice President

Susan Merisko
Denver Regional Vice President

Bryan Whipple
Kansas City Regional Vice President

Joe Craven
Nashville Regional Vice President

Andy Offutt
Agency Business Consultant Manager

Chad Maxwell
Agency Business Consultant Manager



Ken Clemmer, Joe Craven, Bryan Whipple, and Susan Merisko

Chad Maxwell, (left) and Andy Offutt

CORPORATE OFFICES

National Office
Overland Park, Kansas

Processing Center
Phillipsburg, Kansas

Dallas Regional Office
Dallas, Texas

Denver Regional Office
Colorado Springs, Colorado

Kansas City Regional Office
Overland Park, Kansas

Nashville Regional Office
Nashville, Tennessee

Service Centers
Brownsville, Texas

Las Vegas, Nevada

Omaha, Nebraska

Overland Park, Kansas

Phoenix, Arizona

Tarpon Springs, Florida

CJD Underwriting Offices
Overland Park, Kansas

Omaha, Nebraska


Michael Hess Shawn Lowry Mick Lowry Kyle Garst Anita Larson Leland Orr

FRANCHISE AGENT LOCATIONS

Dallas Region

Mansfield, LA
Many, LA
Stonewall, LA
Broken Bow, OK
Hugo, OK
Idabel, OK
Jay, OK
McAlester, OK
Newcastle, OK
Noble, OK
Shawnee, OK
Wanette, OK
Arlington, TX #1
Arlington, TX #2
Azle, TX
Brownsville, TX
Dimmitt, TX
Ft. Worth, TX
Graham, TX
Haskell, TX
Lancaster, TX
Longview, TX
Lufkin, TX
McAllen, TX
McKinney, TX
Mineral Wells, TX #1
Mineral Wells, TX #2
Plano, TX
Raymondville, TX
San Antonio, TX #1
San Antonio, TX #2
San Antonio, TX #3

Denver Region

Chandler, AZ #1
Chandler, AZ #2
Glendale, AZ
Green Valley, AZ
Mesa, AZ
Phoenix, AZ #1
Phoenix, AZ #2
Tucson, AZ
Alamosa, CO
Bennett, CO
Colorado Springs, CO #1
Colorado Springs, CO #2
Denver, CO #1
Denver, CO #2
Elizabeth, CO
Fowler, CO
Golden, CO #1
Golden, CO #2
Grand Junction, CO
Green Village, CO
Lakewood, CO
Littleton, CO
Pueblo, CO
Wheat Ridge, CO
Woodland, CO
Las Vegas, NV #1
Las Vegas, NV #2
Las Vegas, NV #3
Reno, NV
Albuquerque, NM
Las Cruces, NM
Orem, UT

Kansas City Region

Cairo, IL
Mt. Vernon, IL
Urbandale, IA
Alden, KS
Ashland, KS
Baxter, KS
Beattie, KS
Belleville, KS
Beloit KS
Cheney, KS
Clifton, KS
Colby, KS
Coldwater, KS
Columbus, KS
Concordia, KS
Conway, KS
Dwight, KS
Ellsworth, KS
Fairview, KS
Fowler, KS
Frankfort, KS
Garden City, KS
Goddard, KS
Goff, KS
Great Bend, KS
Great Bend, KS
Harveyville, KS
Hays, KS
Hiawatha, KS
Holton, KS
Hoxie, KS
Hugoton, KS
Hutchinson, KS
Liberal, KS
Lucas, KS
Luray, KS
Manhattan, KS
Maple Hill, KS
McDonald, KS
Meade, KS
Minneapolis, KS
Newton, KS
Nortonville, KS
Overland Park, KS #1
Overland Park, KS #2
Overland Park, KS #3
Overland Park, KS #4
Overland Park, KS #5
Overland Park, KS #6
Palco, KS
Phillipsburg, KS #1
Phillipsburg, KS #2
Pittsburg, KS
Protection, KS
Salina, KS
Silver Lake, KS
Smith Center, KS
Sylvan Grove, KS
Troy, KS
Valley Falls, KS
Whitewater, KS
Wichita, KS #1
Wichita, KS #2
Wichita, KS #3
Wichita, KS #4
Carthage, MO
Crane, MO
DeSoto, MO
Fayette, MO
Greenville, MO
Harrisonville, MO
Joplin, MO
Kearney, MO
Lee's Summit, MO
Liberty, MO
Marionville, MO
Mound City, MO
Poplar Bluff, MO
Republic, MO
Rock Port, MO
Seneca, MO
Sikeston, MO
St. Peters, MO
Town & Country, MO #1
Town & Country, MO #2
Town & Country, MO #3
Town & Country, MO #4
Columbus, NE
Geneva, NE
Grand Island, NE
Hastings, NE
Omaha, NE #1
Omaha, NE #2
Omaha, NE #3
Omaha, NE #4
Omaha, NE #5
Omaha, NE #6
Omaha, NE #7
Seward, NE

Nashville Region

Chipley, FL
Jacksonville, FL
Lake City, FL
Marianna, FL
New Smyrna Beach, FL
Ocala, FL #1
Ocala, FL #2
Ocala, FL #3
Ocala, FL #4
Ocala, Fl #5
Plant City, FL
St. Petersburg, FL #1
St. Petersburg, FL #2
Tampa, FL #1
Tampa, FL #2
Tampa, FL #3
Tampa, FL #4
Tampa, FL #5
Tarpon Springs, FL #1
Tarpon Springs, FL #2
Tarpon Springs, FL #3
Columbus, GA
Cleveland, TN

STOCKHOLDER INFORMATION

Form 10-K

Any stockholder wishing to obtain a copy of Brooke Corporation's Annual Report on Form 10-K as filed with the Securities and Exchange Commission may do so without charge by writing to the Secretary of Brooke Corporation at the corporate mailing address listed below. In addition, our Annual Report on Form 10-K may be accessed directly at brookecorp.com.

Anita Larson
Brooke Corporation
PO Box 12008
Kansas City, MO 64141-2008

Registrar and Transfer Agent

American Stock Transfer & Trust Company
New York, NY 10038
(212) 936-5100

Common Stockholder Inquiries

Communications regarding dividends, lost stock certificates, change of address, etc., should be directed to Shareholder Relations Customer Service at (800) 937-5449.

Preferred Stockholder Inquiries

Communications regarding dividends, lost stock certificates, change of address, etc., should be directed to Brooke Corporation's Investment Relations Department at (800) 642-1872.

Auditors

Summers, Spencer, and Callison, CPA's Charter

Annual Meeting

Brooke Corporation's 2003 Annual Meeting of Stockholders will be held on Thursday, April 24, 2003 at 11:00 AM at its National Office.

Trading Information

Brooke Corporation's common stock is posted on the Over The Counter Bulletin Board (OTCBB), trading under the symbol "BOKE". Our posting on the OTCBB was effective November 14, 2002. The following table sets forth information as to the price range of Brooke Corporation's common stock for the period of November 14, 2002 through December 31, 2002 as reported on the OTCBB listing. The table also sets forth information as to the dividends declared per common share for the two year period January 1, 2001 through December 31, 2002.

2002 Quarterly Periods	High	Low	Dividends declared per common share
First	N/A	N/A	$.06
Second	N/A	N/A	$.06
Third	N/A	N/A	$.15
Fourth	$30.00	$11.00	$.15

2001 Quarterly Periods	High	Low	Dividends declared per common share
First	N/A	N/A	$.06
Second	N/A	N/A	$.06
Third	N/A	N/A	$.06
Fourth	N/A	N/A	$.06

As of December 31, 2002, there were approximately 450 holders of record of Brooke Corporation's common stock.

Cautionary Language Regarding Forward-Looking Statements

This annual report to stockholders contain forward-looking statements, which by their nature involve risks and uncertainties. Brooke Corporation's Annual Report on 10-K contains a description of certain factors that may cause actual results to differ from results contemplated by such statements.

Brooke Corporation
Corporate Woods
10895 Grandview Dr. Suite B
Overland Park, Kansas 66210

800.642.1872
www.brookecorp.com